As filed with the Securities and Exchange Commission on June 2, 2005
                                      An Exhibit List can be found on page II-3.
                                                     Registration No. 333-117175

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                           ---------------------------



                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          ---------------------------

                          ZYNEX MEDICAL HOLDINGS, INC.
                 ----------------------------------------------
                 (Name of small business issuer in its charter)



      NEVADA                           3845                    87-0403828
 ---------------        ----------------------------       ----------------
 (State or other        (Primary Standard Industrial       (I.R.S. Employer
 Jurisdiction of          Classification Code Number)      Identification No.)
Incorporation or
  Organization)

                         8100 SOUTH PARK WAY, SUITE A-9
                               LITTLETON, CO 80120
                                 (303) 703-4906
              ----------------------------------------------------
              (Address and telephone number of principal executive
                   offices and principal place of business)


                    THOMAS SANDGAARD, CHIEF EXECUTIVE OFFICER
                         8100 SOUTH PARK WAY, SUITE A-9
                               LITTLETON, CO 80120
                                 (303) 703-4906
            --------------------------------------------------------
            (Name, address and telephone number of agent for service)


                       ----------------------------------
                                   Copies to:
                             Victoria Donovan, Esq.
                               Holland & Hart LLP
                       555 Seventeenth Street, Suite 3200
                             Denver, Colorado 80202
                                 (303) 295-8520
                              (303) 295-8261 (fax)
                       ----------------------------------



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS INCLUDED IN THE REGISTRATION STATEMENT THAT WAS FILED BY ZYNEX MEDICAL HOLDINGS, INC., WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS                                 SUBJECT TO COMPLETION, DATED ___ 2005

     The information in this prospectus is not complete and may be changed.
                          Zynex Medical Holdings, Inc.
                               1,440,003 SHARES OF
                                  COMMON STOCK

     This prospectus relates to the resale by the selling stockholders of 685,715 shares of our common stock and 754,288 shares of common stock issuable upon exercise of outstanding warrants, based on current market prices. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. Please see the "Selling Stockholders" section in this prospectus for a complete description of all of the selling stockholders.


      We will not receive any proceeds from the sale of shares by the selling stockholders. However, we will receive proceeds upon the exercise of any warrants or options that may be exercised by the selling stockholders, if any. We will pay the expenses of registering these shares.


     Our common stock is listed on the Over-The-Counter Bulletin Board under the symbol "ZYNX." The last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board on May 27, 2005, was $.30 bid and $.32 asked.


                                    ---------
            INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 3.
                                    ---------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this prospectus is ______________, 2005.

                               PROSPECTUS SUMMARY


Our Business

     We have developed a product line to compete in the electrotherapy market as well as a unique product, the NeuroMove(TM) for the stroke rehabilitation market segment. All our products are cleared by the Food and Drug Administration for sale in the United States. In the United States, our products require a physician's prescription before they can be dispensed. A majority of our products have been developed by the founder of our business, Thomas Sandgaard.

     The Company's business model is developed around the physician's prescription being considered an "order" -- to provide the product to the patient. Then, the patient's private insurance, Medicare/Medicaid, workers compensation or automobile insurance is billed for payment. Our electrotherapy products, the IF8000, TruWave and E-Wave, are promoted to physicians, physical therapists and clinics through our direct sales force. Our NeuroMove(TM) stroke rehabilitation product is marketed directly to the end-users and through our direct sales force to physicians who specialize in rehabilitation. Our growth in terms of revenue requires additional sales representatives, which is part of our business plan for 2005. In regard to international sales, we intend to continue using independent distributors who buy and resell our products.

     For the three months ended March 31, 2005, we generated net revenues of $544,943 and reported net income of $56,080. In addition, for the year ended December 31, 2004, we generated net revenues of $1,256,676 and had a net loss of ($975,878).

     Our principal offices are located at 8100 South Park Way, Suite A-9, Littleton, CO 80120, and our telephone number is (303) 703-4906. We are a Nevada corporation.

The Offering


Common stock offered by selling stockholders..............    1,440,003 shares, of which 685,715 are currently
                                                              issued and outstanding and 754,288 are issuable
                                                              upon exercise of outstanding  warrants.  This number
                                                              represents approximately 5.9% of our common stock
                                                              to be outstanding after the offering.
Common stock to be outstanding after the offering.........    23,824,665 shares, which assumes the exercise of
                                                              all shares underlying outstanding warrants being
                                                              registered in this offering.
Use of proceeds...........................................    We will not  receive any  proceeds  from the sale of
                                                              the  common  stock.  However,  we will  receive  the
                                                              sale  price  of any  common  stock  we  sell  to the
                                                              selling stockholders upon exercise of the warrants.
Over-The-Counter Bulletin Board Symbol....................    ZYNX

             The above information is based on 23,070,377 shares of common stock outstanding as of May 27, 2005.

                                  RISK FACTORS

     This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment as a result of these risks.

Risks Related To Our Business

WE MAY BE UNABLE TO OBTAIN ADDITIONAL CAPITAL REQUIRED TO GROW OUR BUSINESS. WE MAY HAVE TO CURTAIL OUR BUSINESS IF WE CANNOT FIND ADEQUATE FUNDING.

     Our ability to grow depends significantly on our ability to expand our operations through internal growth and by acquiring other companies or assets that require significant capital resources. We may need to seek additional capital from public or private equity or debt sources to fund our growth and operating plans and respond to other contingencies such as:

     -    shortfalls in anticipated revenues or increases in expenses;


     -    the development of new products; or

     - the expansion of our operations, including the recruitment of additional sales personnel.


     We cannot be certain that we will be able to raise additional capital in the future on terms acceptable to us or at all. If alternative sources of financing are insufficient or unavailable, we may be required to modify our growth and operating plans in accordance with the extent of available financing. Any additional equity financing may involve substantial dilution to our then existing shareholders.

MANY OF OUR POTENTIAL COMPETITORS COULD BE LARGER THAN US AND HAVE GREATER FINANCIAL AND OTHER RESOURCES THAN WE DO AND THOSE ADVANTAGES COULD MAKE IT DIFFICULT FOR US TO COMPETE WITH THEM.


     Substantial competition may be expected in the future in the area of stroke rehabilitation that may directly compete with our NeuroMove(TM) product. Competitors may have substantial financial, technical, marketing, and other resources. Competition could result in price reductions, fewer orders, reduced gross margins, and loss of market share. These companies may use standard or novel signal processing techniques to detect muscular movement and generate stimulation to such muscles. Other companies may develop rehabilitation products that perform better and/or are less expensive than our products. Competitors may develop products that are substantially equivalent to our FDA approved products, thereby using our products as predicate devices to more quickly obtain FDA approval for their own. If overall demand for our products should decrease it could have a materially adverse affect on our operating results. FAILURE TO KEEP PACE WITH THE LATEST TECHNOLOGICAL CHANGES COULD RESULT IN DECREASED REVENUES.


     The market for our services is characterized by rapid change and technological improvements. Failure to respond in a timely and cost-effective way to these technological developments could result in serious harm to our business and operating results. We have derived, and we expect to continue to derive, a substantial portion of our revenues from creating products in the medical device industry. As a result, our success will depend, in part, on our ability to develop and market product offerings that respond in a timely manner to the technological advances of our customers, evolving industry standards and changing client preferences.


WE ARE DEPENDENT ON REIMBURSEMENT FROM INSURANCE COMPANIES; CHANGES IN INSURANCE REIMBURSEMENT POLICIES COULD RESULT IN DECREASED OR DELAYED REVENUES

     A large percentage of our revenues come from insurance company reimbursement. Upon delivery of our products to our customers, we directly bill the customers' private insurance company for reimbursement. If insurance companies do not pay their bills on a timely basis or if they change their policies to exclude coverage for our products, we could experience delayed revenue recognition or a decline in our revenue.

A MANUFACTURER'S INABILITY TO PRODUCE OUR GOODS ON TIME AND TO OUR SPECIFICATIONS COULD RESULT IN LOST REVENUE.

     Third-party manufacturers assemble and manufacture to our specifications most of our products. The inability of a manufacturer to ship orders of our products in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse affect on our revenues. Because of the timing and seriousness of our business, and the medical device industry in particular, the dates on which customers need and require shipments of products from us are critical. Further, because quality is a leading factor when customers, doctors, health insurance providers and distributors accept or reject goods, any decline in quality by our third-party manufacturers could be detrimental not only to a particular order, but also to our future relationship with that particular customer.


IF WE NEED TO REPLACE MANUFACTURERS, OUR EXPENSES COULD INCREASE RESULTING IN SMALLER PROFIT MARGINS.

     We compete with other companies for the production capacity of our manufacturers and import quota capacity. Some of these competitors have greater financial and other resources than we have, and thus may have an advantage in the competition for production and import quota capacity. If we experience a significant increase in demand, or if we need to replace an existing manufacturer, we may have to expand our third-party manufacturing capacity. We cannot assure that this additional capacity will be available when required on terms that are acceptable to us or similar to existing terms which we have with our manufacturers, either from a production standpoint or a financial standpoint. We enter into a number of purchase order commitments specifying a time for delivery, method of payment, design and quality specifications and other standard industry provisions, but do not have long-term contracts with any manufacturer. None of the manufacturers we use produces our products exclusively.


     Should we be forced to replace one or more of our manufacturers, we may experience increased costs or an adverse operational impact due to delays in distribution and delivery of our products to our customers, which could cause us to lose customers or lose revenue because of late shipments.


OUR BUSINESS IS EXPOSED TO DOMESTIC AND FOREIGN CURRENCY FLUCTUATIONS; NEGATIVE CHANGES IN EXCHANGE RATES COULD RESULT IN GREATER COSTS.

     Most of Zynex's revenue, expenses, and capital spending will be transacted in US dollars. Zynex's exposure to market risk for changes in interest rates relate primarily to Zynex's cash and cash equivalent balances, marketable securities, investment in sales-type leases, and loan agreements. The majority of Zynex's investments may be in short-term instruments and therefore subject to fluctuations in US interest rates. Due to the nature of such short-term investments, we cannot assure you that this will not have a material adverse impact on our financial condition and results of operations.

IF WE ARE UNABLE TO RETAIN THE SERVICES OF MR. SANDGAARD OR IF WE ARE UNABLE TO SUCCESSFULLY RECRUIT QUALIFIED MANAGERIAL AND SALES PERSONNEL HAVING EXPERIENCE IN BUSINESS, WE MAY NOT BE ABLE TO CONTINUE OUR OPERATIONS.

     Our success depends to a significant extent upon the continued service of Mr. Thomas Sandgaard, our Chief Executive Officer, Chief Financial Officer and currently sole director. Loss of the services of Mr. Sandgaard could have a material adverse effect on our growth, revenues, and prospective business. We do not maintain key-man insurance on the life of Mr. Sandgaard. In addition, in order to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified managerial and sales personnel having experience in business. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

HOSPITALS AND CLINICIANS MAY NOT BUY, PRESCRIBE OR USE OUR PRODUCTS IN SUFFICIENT NUMBERS, WHICH COULD RESULT IN DECREASED REVENUES.

     Hospitals and clinicians may not accept the NeuroMove(TM) NM900, IF8000, TruWave, or E-Wave products as effective, reliable, and cost-effective. Factors that could prevent such institutional customer acceptance include:

     - If customers conclude that the costs of these products exceed the cost savings associated with the use of these products;

     -    If customers are financially unable to purchase these products;

     - If adverse patient events occur with the use of these products, generating adverse publicity;

     - If we lack adequate resources to provide sufficient education and training to Zynex's customers; and

     - If frequent product malfunctions occur, leading clinicians to believe that the products are unreliable.


     If any of these or other factors results in the non-use or non-purchase of our products, we will have reduced revenues needed to fund operations.


AS A RESULT OF BEING IN THE MEDICAL DEVICE INDUSTRY, WE NEED TO MAINTAIN SUBSTANTIAL INSURANCE COVERAGE, WHICH COULD BECOME VERY EXPENSIVE OR HAVE LIMITED AVAILABILITY.


     Our marketing and sale of products and services related to the medical device field creates an inherent risk of claims for liability. As a result, we carry product liability insurance with an aggregate limit of $1,000,000 and $1,000,000 per occurrence and will continue to maintain insurance in amounts we consider adequate to protect us from claims. We cannot, however, be assured to have resources sufficient to satisfy liability claims in excess of policy limits if required to do so. Also, there is no assurance that our insurance provider will not drop our insurance or that our insurance rates will not substantially rise in the future, resulting in increased costs to us or forcing us to either pay higher premiums or reduce our coverage amounts which would result in increased liability to claims.


OUR FUTURE DEPENDS UPON OBTAINING REGULATORY APPROVAL OF ANY NEW PRODUCTS AND/OR MANUFACTURING OPERATIONS WE DEVELOP; FAILURE TO OBTAIN REGULATORY APPROVAL COULD RESULT IN INCREASED COSTS AND LOST REVENUE.

     Before marketing any new products, we will need to complete one or more clinical investigations of each product. There can be no assurance that the results of such clinical investigations will be favorable to us. We may not know the results of any study, favorable or unfavorable to us, until after the study has been completed. Such data must be submitted to the FDA as part of any regulatory filing seeking approval to market the product. Even if the results are favorable, the FDA may dispute the claims of safety, efficacy, or clinical utility and not allow the product to be marketed. The sale price of the product may not be enough to recoup the amount of our investment in conducting the investigative studies.

WE MAY INCUR SUBSTANTIAL EXPENSES AND CAN BE EXPECTED TO INCUR LOSSES.

     The area of medical device research is subject to rapid and significant technological changes. Developments and advances in the medical industry by either competitors or neutral parties can affect our business in either a positive or negative manner. Developments and changes in technology that are favorable to us may significantly advance the potential of our research while developments and advances in research methods outside of the methods we are using may severely hinder, or halt completely our development.


     We are a small company in terms of employees, technical and research resources and capital. We are expected to have significant research and development, sales and marketing, and general and administrative expenses for several years. These amounts may be expended before any commensurate incremental revenue from these efforts may be obtained. These factors could hinder our ability to meet changes in the medical industry as rapidly or effectively as competitors with substantially more resources.


WE MAY BE UNABLE TO PROTECT OUR TRADEMARKS, TRADE SECRETS AND OTHER INTELLECTUAL PROPERTY RIGHTS THAT ARE IMPORTANT TO OUR BUSINESS.


     We regard our trademarks, particularly our NeuroMove(TM) trademark which is registered in the United States and the European Union, our trade secrets and other intellectual property as an integral component of our success. We rely on trademark law, patents, trade secret protection and confidentiality agreements with employees, customers, partners and others to protect our intellectual property. Effective trademark and trade secret protection may not be available in every country in which our products are available. We cannot be certain that we have taken adequate steps to protect our intellectual property, especially in countries where the laws may not protect our rights as fully as in the United States. In addition, if our third-party confidentiality agreements are breached there may not be an adequate remedy available to us. If our trade secrets become publicly known, we may lose our competitive position.


SUBSTANTIAL COSTS COULD BE INCURRED DEFENDING AGAINST CLAIMS OF INFRINGEMENT.

     Other companies, including competitors, may obtain patents or other proprietary rights that would limit, interfere with, or otherwise circumscribe Zynex's ability to make, use, or sell products. Should there be a successful claim of infringement against us and if we could not license the alleged infringed technology, business and operating results could be adversely affected. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. Any litigation claims against us, independent of their validity, may result in substantial costs and the diversion of resources with no assurance of success. Intellectual property claims could cause us to:

     - cease selling, incorporating, or using products that incorporate the challenged intellectual property,

     - obtain a license from the holder of the infringed intellectual property right on reasonable terms, if at all, and

     - re-design Zynex's products incorporating the infringed intellectual property.

COMMERCIALIZATION OF OUR PRODUCTS COULD FAIL IF IMPLEMENTATION OF OUR SALES AND MARKETING STRATEGY IS UNSUCCESSFUL.


     A significant sales and marketing effort may be necessary to achieve the level of market awareness and sales needed to achieve profitability. We currently have only limited sales and marketing experience and staff, both in the US and abroad, which may limit our ability to successfully develop and implement our sales and marketing strategy. To increase sales of our products we may utilize some of the following strategies in the future:

     -    hire and train sales and clinical specialists;

     -    build a strong direct sales force;

     -    manage geographically dispersed operations;

     -    encourage customers to rent or purchase products;

     - explore potential reseller and original equipment manufacturer (OEM) relationships and assure that reseller and OEMs provide appropriate educational and technical support; and


     -    promote frequent product use to increase sales of consumables.

     The failure to successfully create and implement a sales and marketing strategy could result in increased costs and net losses.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY RELIANCE ON SOLE SUPPLIERS.

     Certain essential product components may be supplied by separate sole, or a limited group of, suppliers. Some components may be purchased through purchase orders rather than through long term supply agreements and large volumes of inventory may not be maintained. There may be shortages and delays in obtaining certain product components. Disruption of the supply or inventory of components could result in a significant increase in the costs of these components or could result in an inability to meet the demand for our products. In addition, if a change in the manufacturer of a key component is required, qualification of a new supplier may result in delays and additional expenses in meeting customer demand for products.

WE MAY NOT BE ABLE TO OBTAIN CLEARANCE OF A 510 (K) NOTIFICATION OR APPROVAL OF A PRE-MARKET APPROVAL APPLICATION WITH RESPECT TO ANY PRODUCTS ON A TIMELY BASIS, IF AT ALL.

     If timely clearance or approval of new products is not obtained, our business could be materially adversely affected. Clearance of a 510 (k) notification may also be required before marketing certain previously marketed products, which have been modified after they have been cleared. Company personnel currently believe that certain planned enhancements to our current products will not necessitate the filing of a new 510(k) notification. Should the FDA so require, the filing of a new 510(k) notification for the modification of the product may be required prior to marketing any modified devices.


THE FDA ALSO REQUIRES ADHERENCE TO GOOD MANUFACTURING PRACTICES (GMP) REGULATIONS, WHICH INCLUDE PRODUCTION DESIGN CONTROLS, TESTING, QUALITY CONTROL, STORAGE, AND DOCUMENTATION PROCEDURES.

     To determine whether adequate compliance has been achieved, the FDA may inspect our facilities at any time. Such compliance can be difficult and costly to achieve. Our compliance status may change due to future changes in, or interpretations of, FDA regulations or other regulatory agencies. Such changes may result in the FDA withdrawing marketing clearance or requiring product recall. In addition, any changes or modifications to a device or its intended use may require us to reassess compliance with Good Manufacturing Practices guidelines, potentially interrupting the marketing and sale of products. Failure to comply with regulations could result in enforceable actions, including product seizures, product recalls, withdrawal of clearances or approvals, and civil and criminal penalties.

OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION, THE FAILURE TO COMPLY WITH WHICH COULD RESULT IN SIGNIFICANT PENALTIES.

     Numerous state and federal government agencies extensively regulate the manufacturing, packaging, labeling, advertising, promotion, distribution and sale of our products. Our failure or inability to comply with applicable laws and governmental regulations may result in civil and criminal penalties, which we are unable to pay or may cause us to curtail or cease operations. We must also expend resources from time to time to comply with newly adopted regulations, as well as changes in existing regulations. If we fail to comply with these regulations, we could be subject to disciplinary actions or administrative enforcement actions.

OUR PRINCIPAL OFFICER AND DIRECTOR OWNS A CONTROLLING INTEREST IN OUR VOTING STOCK AND INVESTORS WILL NOT HAVE ANY VOICE IN OUR MANAGEMENT.

     Our officer and current sole director, Thomas Sandgaard, beneficially owns approximately 83% of our outstanding common stock. As a result, Mr. Sandgaard will have the ability to control substantially all matters submitted to our stockholders for approval, including:

     -    election of our board of directors;

     -    removal of any of our directors;

     -    amendment of our certificate of incorporation or bylaws; and

     - adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

     As a result of his ownership and position, Mr. Sandgaard is able to influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, sales of significant amounts of shares held by Mr. Sandgaard, or the prospect of these sales, could adversely affect the market price of our common stock. Mr. Sandgaard's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Risks Relating To Our Common Stock

OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.

     Since our common stock is not listed or quoted on any exchange or on NASDAQ, and no other exemptions currently apply, trading in our common stock on the Over-The-Counter Bulletin Board is subject to the "penny stock" rules of the SEC. These rules require, among other things, that any broker engaging in a transaction in our securities provide its customers with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker and its salespersons in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The brokers must provide bid and offer quotations and compensation information before making any purchase or sale of a penny stock and also provide this information in the customer's confirmation. Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.


                           FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue," or similar words. You should read statements that contain these words carefully because they:

     o    discuss our future expectations;

     o contain projections of our future results of operations or of our financial condition; and

     o    state other "forward-looking" information.

     We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in the preceding section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors could have an adverse effect on our business, results of operations and financial condition.


                                 USE OF PROCEEDS

     This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders of our company, referred throughout this prospectus as the selling stockholders. There will be no proceeds to us from the sale of shares of common stock in this offering. However, in the event that our outstanding warrants are exercised, we may receive proceeds of up to $1,372,115.73. Any such proceeds will be used for working capital purposes. There can be no assurance that any of these warrants will be exercised.


            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Our common stock is currently traded on the OTC Electronic Bulletin Board under the symbol "ZYNX."

     The following table sets forth the range of high and low bid quotations for our common stock for each quarter of the last two fiscal years, as well as the first quarter of 2005, as reported on the Bulletin Board. The quotations represent inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.

             PERIOD                                        HIGH         LOW
     -----------------------------                         ------      ------
     Year ended December 31, 2003:
         First Quarter                                     $ 1.25      $ 0.10
         Second Quarter                                    $ 1.45      $ 0.20
         Third Quarter                                     $ 1.00      $ 0.15
         Fourth Quarter (1)                                $ 2.50      $ 0.03
     Year ended December 31, 2004:
         First Quarter                                     $ 3.05      $ 2.00
         Second Quarter                                    $ 4.10      $ 1.90
         Third Quarter                                     $ 2.44      $ 0.29
         Fourth Quarter                                    $ 0.73      $ 0.25
     Year ended December 31, 2005:
           First Quarter                                   $ 0.35      $ 0.22

-------------
     (1) Reflects a 40:1 reverse split on December 16, 2003.

     On May 27, 2005, the closing sale price for our common shares, as reported by the Bulletin Board, was $.30 bid and $.32 asked per share.

     As of May 27, 2005, there were 23,070,377 shares of common stock outstanding and there were approximately 221 registered holders of our common stock.


                                 DIVIDEND POLICY

     The Company has never paid any cash dividends on our capital stock and does not anticipate paying any cash dividends on the common shares in the foreseeable future. The Company intends to retain future earnings to fund ongoing operations and future capital requirements of our business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors (the "Board") and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the Board deems relevant.


                                    BUSINESS
History


     Zynex Medical Holdings, Inc. (referred to in this Prospectus as the "Company" or "Zynex") adopted its present name on December 2, 2003, and on February 11, 2004, Zynex Medical Holdings, Inc. acquired 100% of the common stock of Zynex Medical, Inc., a privately-held Colorado corporation ("Zynex Medical"), pursuant to an acquisition agreement by issuing 19,500,000 shares of common stock to the sole shareholder of Zynex Medical, Thomas Sandgaard. Immediately after the transaction, the former shareholder of Zynex Medical owned approximately 88.5 percent of the Company's common stock. For accounting purposes, Zynex Medical is treated as the acquiring corporation, and financial statements for years prior to 2004 are those of Zynex Medical. As of the date of this Prospectus, Mr. Sandgaard is the President and Chief Executive Officer, largest shareholder and sole director of Zynex.

     The Company, formerly Fox River Holdings, Inc., formerly Arizona Ventures, Inc., formerly China Global Development, Inc., formerly iBonzai.com, Inc., (the "Company" or "Zynex"), was initially organized on December 26, 1991 as a Delaware corporation under the name of Life Medical Technologies, Inc. and operated by shareholders other than Mr. Sandgaard from inception through February 11, 2004. The Company engaged in the business of bringing new medical product technology to the health care market place. In 1995, the Company cut back its operations and eliminated most staffing. From 1996 to 1999, the Company maintained a skeleton crew to ship existing orders. By mid 1997, all employees were laid off and by 1999, all remaining assets were distributed to its wholly owned subsidiary and sold off to two of its former employees. From 1999 until 2004, the Company did not have sustained business operations.

     Zynex Medical was incorporated under the laws of the state of Colorado on March 3, 1998 under the name of "Stroke Recovery Systems, Inc." by Thomas Sandgaard, President and Chief Executive Officer, sole Director and major shareholder of Zynex Medical Holdings, Inc. On October 1, 2003, Zynex Medical acquired, through a merger, the assets and the liabilities of Dan Med, Inc. ("DMI"), a Colorado corporation incorporated by Mr. Sandgaard on October 31, 1996, and changed its name to "Zynex Medical, Inc." Mr. Sandgaard operated Zynex Medical as a privately held Colorado corporation until February 11, 2004.

     Zynex Medical designs, manufactures and markets a line of FDA approved medical devices for the electrotherapy and stroke rehabilitation markets. The Company's headquarters are located in Littleton, Colorado.


     Initially, DMI's primary activities were importing European-made electrotherapy devices until 1999 when DMI also began developing and assembling its own line of electrotherapy products. Its own products constituted over 80% of DMI sales at the time of its acquisition by Zynex Medical.

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     Zynex Medical (formerly SRSI) was established with its main activity being to provide electrotherapy devices for homecare to US patients suffering the effects of a stroke. In early 2002, SRSI introduced the entire DMI product line of standard electrotherapy products by adding a small sales force. In 2002, electrotherapy products generated over 75% of SRSI's revenues.

    Zynex Medical has developed a strong product line to compete in the electrotherapy market as well as our unique product, the NeuroMove(TM), for the stroke rehabilitation market segment. We believe the NeuroMove(TM) is unique because of the ability of its built-in microprocessor to recognize low-level attempts by muscles to contract and then "reward" such detection with electrical stimulation. Although, there are other stroke rehabilitation techniques and products, we do believe there is not any similar product in the stroke rehabilitation market. All our products have been cleared by the Food and Drug Administration for sale in the United States. In the United States, our products require a physician's prescription or authorization before they can be dispensed.

     The Company's business model is developed around the physician's prescription being considered an "order" -- to provide the product to the patient. Then, the patient's private insurance or Medicare is billed for payment. Our electrotherapy products, the IF8000, TruWave and E-Wave, are promoted to physicians through our direct sales force. Our NeuroMove(TM) stroke rehabilitation product is marketed directly to the end-users and physicians who specialize in rehabilitation. Our growth in terms of revenue requires additional sales representatives, which is part of our business plan for 2005. In regard to international sales, we intend to continue using independent distributors who buy and resell our products.

Our Products

     At the date of this Prospectus, we sell four Zynex products and the resale products indicated below.

         Product Name                   Description
         ------------                   ----------------
         Our Products
         IF8000                         Combination Interferential and Muscle
                                        Stimulation Device

         E-Wave                         Dual Channel NeuroMuscular Electrical
                                        Stimulation Device

         TruWave                        Dual Channel TENS Device

         NM900                          NeuroMove(TM) EMG triggered Electrical
                                        Stimulation Device

         Resold Products
         ---------------
         Elpha3000                      Dual Channel NeuroMuscular Electrical
                                        Stimulation

         Device
         ------
         Conti4000                      Electrical Stimulation Device for
                                        Incontinence Treatment
         Arista2000                     Dual Channel TENS Device

         Elpha1000                      Dual Channel TENS Device

         DCHT                           Cervical Traction Device

         LHT                            Lumbar Traction Device

         Electrodes                     Supplies, re-usable for delivery of
                                        electrical current to the body

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Description of Therapy Devices and Techniques

     Electrotherapy is gaining acceptance in the United States as its established use continues to grow worldwide. Electrotherapy is a form of electrical stimulation. Electrical stimulation is not known to have any side effects, which is a significant advantage over most medications used for relief of pain or other therapies. Applications for this treatment technique are many and include: pain relief, increasing blood flow, reducing edema, preventing venous thrombosis, increasing a patient's range-of-motion, preventing muscle disuse atrophy, reducing urinary incontinence and stroke and spinal cord injury rehabilitation.

     Technically, electrotherapy pain relief is accomplished by the introduction of an electrical current applied through surface electrodes, which "distorts" a pain signal on its way to the central nervous system and the brain. Applying higher levels of electricity causes muscle contractions and, depending on the placement of electrodes, may assist in the treatments mentioned above.

     All our units are designed to be used in a home setting, thus being very cost effective compared to traditional therapy, easy to use and producing outcomes such as improved mobility, less pain, and the possibility of returning to work significantly earlier than with traditional therapies.

Patient Needs and Clinical Outcomes

Pain.

     Electrical stimulation has been shown to reduce most types of local pain, such as tennis elbow, neck or lower back pain, arthritis, and others. The devices used to accomplish this are commonly described as TENS devices (Transcutaneous Electrical Nerve Stimulation). Electrical stimulation is often chosen as an alternative to or in combination with regular pain medication. Both patients who suffer from acute pain, i.e., shortly after an injury, and chronic pain can benefit from treatment by TENS and similar type devices. Numerous clinical studies have been published over several decades showing the effectiveness of TENS for pain relief. TENS is sometimes more effective than medication. Zynex Medical has developed two products in the TENS category, the TruWave, a digital TENS device, and the IF8000, an interferential stimulator which offers a deeper stimulation. The TruWave is a "traditional" TENS type unit that delivers pain alleviating electrotherapy, whereas the IF8000 is a more sophisticated unit with deeper pain alleviating and neuromuscular training settings. Both of these products have been cleared by the FDA and are available to the market.

Muscle related problems.

     Electrical muscle stimulation is technically achieved in the same fashion as TENS and by increasing the electrical intensity to cause muscle contractions. A built-in timer in our E-Wave and IF8000 products assures that the muscles do not fatigue too easily. Many pain relief and therapeutic treatments usually performed with regular physical therapy can be replaced by NeuroMuscular Electrical Stimulation (NMES) devices for use in a patient's home. Common applications are preventing disuse atrophy, increasing strength, increasing range-of-motion, and increasing local blood circulation. NMES is commonly considered a complement to physical therapy to improve overall patient outcomes. We have developed a specific digital device, the E-Wave, for this application. The IF8000 also has the capability to be programmed for NMES applications. Both the IF8000 and the E-Wave are cleared by the FDA.

Post-op recovery.

     Electrical stimulation is found to be effective in preventing deep venous thrombosis immediately after surgery, as well as for pain relief, to improve local blood circulation and for reducing edema. The most common application is immediately following orthopedic surgery. We believe the IF8000 is the most effective of our products for these applications.

Stroke rehabilitation.

     A stroke usually impacts a stroke survivor's mobility, speech, and memory. A stroke most often only impacts one side of the body, opposite the part of the brain where the stroke occurred. According to information from a national association, 70% of all stroke survivors have significant mobility impairments after the acute stage and, in most cases, have to live with the disability for the rest of their lives.

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


     The need to regain movement in their extremities exists for nearly all of the 4 million stroke survivors in the United States who suffer from mobility impairments in upper and/or lower extremities.

     Our NeuroMove(TM) NM900 first and foremost offers hope that further patient improvements over their current physical ability plateaus are possible. After using the device, the patient increases mobility and can engage in more activities, becoming more productive for themselves, as well as reducing the accident risk due to mobility impairments. When their subscribers use the NeuroMove(TM) Third party payers may, in our opinion, experience less total cost for caring for stroke victims, due to fewer accidents and a reduction in expensive rehabilitation when compared to traditional post-stroke treatment regimes. With the NeuroMove(TM) physicians can offer a new treatment option specifically for stroke patients that has the ability to improve their clinical outcomes. The NeuroMove(TM) has been specifically approved by the FDA for stroke rehabilitation. We launched this new product into the market in July 2003.

     There are approximately 4 million stroke survivors in the United States who have an impeded ability to move their limbs. This number is expected to grow more than 8% annually as the population ages. The annual cost to society of caring for stroke victims is approximately $45 billion, including direct costs, lost productivity, etc. The inability to move one's arm and/or hand and/or leg has a substantial psychological impact on a stroke victim. In addition, stroke victims commonly suffer additional injuries due to their inability to protect themselves if they are falling or stumbling.

Our Market

     The annual domestic market for standard electrotherapy products is currently estimated at $400 million and is experiencing a moderate growth rate, and we believe the market for stroke rehabilitation technology has only started to develop. There are over 4 million stroke survivors in the United States alone with a need for stroke recovery therapy equipment.

     Zynex is focused on developing the stroke rehabilitation market segment with our NeuroMove's(TM) technology. This market segment is believed to offer us the greatest potential for profitable growth. We also plan to increase our penetration of the market for standard electrotherapy products by expanding our sales organization. Our gross profit margin for the year ended December 31, 2004 was approximately 81% and for the quarter ended March 31, 2005 was approximately 84%. Increased sales of our products will result in potentially high profit margins, in part because the higher volume allows for more efficient use of our outsourced manufacturing and because the products use a common technology platform but with different software configurations.

Key characteristics of our target markets are:

     - A long time is generally required to collect payment from insurance carriers (averages 100 to 200 days).

     - Significant payment "adjustments" are made by the insurance companies prior to payment.

     - Management believes that a unique opportunity exists in the stroke and spinal cord injury rehabilitation markets, which show a type of demand of a large number of patients willing to privately pay for a product such as the NeuroMove(TM).

     Our strategy is to use our core technology to grow in two different market segments: the market for standard electrotherapy and the market for stroke rehabilitation equipment. The geographical focus will continue to be predominantly in the United States market with international expansion continuing as qualified distributors are appointed.

     Marketing of our products has been accomplished through the use of our commissioned sales representatives who call on doctors and therapists. The doctors and therapists then write a prescription for our products, which the patient sends to us for fulfillment of the product. This method of sales is expected to continue for our products. We also market the NeuroMove(TM) through promotions to end users such as advertisements in trade magazines and on the Internet.

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Assembly and Processing

     Our product assembly strategy in manufacturing consists of the following elements:

     - At all times, comply with relevant regulatory requirements and regulations.

     - Use contract manufacturers as much as possible, thereby avoiding large capital investments in assembly equipment and being able to respond to changes in volume as fast as possible. Domestically and internationally, there is a large pool of highly qualified contract manufacturers for the type of devices we assemble, which can result in a competitive bidding process.

     - Test all units 100% in a real-life, in-house environment to help ensure the highest possible quality and the safety of patients as well as reduce the cost of warranty repairs.

     Vendors located in the United States and Europe currently manufacture our products. We do not have contracts with these vendors for our electrotherapy products, rather we use purchase orders for our ongoing needs for the products. We currently have a contract with a vendor which manufactures our NeuroMove(TM) product. This contract provides for fixed quantities per month and may be terminated upon notice by either party. We believe that there are numerous suppliers that can manufacture our products and pricing, quality and service will continue to determine which manufacturers we use for our products.

     Our employees develop the software for our products.

Sales

     Our products may be rented on a monthly basis or purchased. A commercial health insurance, workers compensation or automobile insurance company or Medicare/Medicaid typically determines whether there is a rental or purchase by a patient, depending on the anticipated time period for the use of the product. If a rental of one of our products continues until an amount equal to the purchase price is paid, we will then transfer ownership of the product to the patient and cease rental charges for the product. When a rental unit is returned, it is refurbished and is available for additional rentals.

     More than a majority of our revenue is derived from payments made by private health insurance companies on behalf of their insureds. We also receive revenues through Medicare/Medicaid payments, workers' compensation, attorneys patients, automobile insurance companies, wholesale and international customers. Typically those transactions for our products are at least initially leases of our products with rental charges.

     Replacement parts such as electrodes are sent to patients every month. These parts accounted for a material percentage of our revenues in 2004.

     We have employees dedicated to working with patients, wholesale and international customers, doctors, private insurance companies and Medicaid/Medicare to coordinate the rental payments or purchase payments of all of our products.

Products Purchased For Resale

     In addition to our own products, we distribute a number of products from other domestic and international manufacturers in order to complement our core product line, including electrical stimulation devices and patient supplies, such as electrodes. Customarily, there are not formal contracts between vendors in the durable medical equipment industry. Replacement products and components are easily found, either from our own products or other manufacturers.

Intellectual Property

     We have applied for 22 claims in a patent on our NeuroMove(TM) technology. With regard to our other products, we believe that the products contain certain proprietary software that protects them from being copied. In the future, we may seek patents for advances to our existing products and for new products as they are developed.

     We have received registered trademarks for NeuroMove(TM) in the United States and the European Union.

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

     We utilize proprietary information agreements with some of our employees and trade secrets to protect our proprietary information as well as confidentiality agreements with third parties.

Regulatory Approval and Process

     All our products are classified as Class II (Medium Risk) devices by the Food and Drug Administration (FDA) and clinical studies with our products are considered to be NSR (Non-Significant Risk Studies). Our business is governed by the FDA and all products typically require 510(k) market clearance before they can be put in commercial distribution. Section 510(k) of the Federal Food, Drug and Cosmetics Act, is available in certain instances for Class II (Medium Risk) products. It requires that before introducing most Class II devices into interstate commerce, the company introducing the product must first submit information to the FDA demonstrating that the device is substantially equivalent in terms of safety and effectiveness to a device legally marketed prior to March 1976. When the FDA determines that the device is substantially equivalent, the agency issues a "clearance" letter that authorizes marketing of the product. We are also regulated by the FDA's QSR division (Quality Systems Regulation), which is similar to the ISO9000 and the European EN46000 quality control regulations. All our products currently produced for us or resold by us are cleared for marketing in the United States under FDA's 510(k) regulations.

     To enter the European market, our products as well as our quality assurance systems will have to be approved and certified by an authorized certifying body such as TUV, Underwriters Laboratories or British Standards Institute. In the future, we may plan to go through this process as a part of our overall enhancement of our quality systems.

     Far East, Middle East, Eastern European, and Latin American markets have different regulatory requirements. We intend to comply with applicable requirements if and when we decide to enter those markets.

Healthcare Regulation

     The delivery of health care services has become one of the most highly regulated of professional and business endeavors in the United States. Both the federal government and individual state governments are responsible for overseeing the activities of individuals and businesses engaged in the delivery of health care services. Federal law and regulations are based primarily upon the Medicare and Medicaid programs. Each of these programs is financed, at least in part, with federal funds. State jurisdiction is based upon the state's interest in regulating the quality of health care in the state, regardless of the source of payment. We believe we are materially complying with applicable laws concerning our products; however, we have not received or applied for a legal opinion from counsel or from any federal or state judicial or regulatory authority. Additionally, many aspects of our business have not been the subject of state or federal regulatory interpretation. The laws applicable to us are subject to evolving interpretations. If our operations are reviewed by a government authority, we may receive a determination that could be adverse to us. Furthermore, laws that are applicable to us may be amended in a manner that could adversely affect us.

     Federal health care laws apply to us when we submit a claim to Medicare, Medicaid or any other federally funded health care program. The principle federal laws that we must abide by in these situations include:

     - Those that prohibit the filing of false or improper claims for federal payment.

     - Those that prohibit unlawful inducements for the referral of business reimbursable under federally funded health care programs.

     The federal government may impose criminal, civil and administrative penalties on anyone who files a false claim for reimbursement from Medicare, Medicaid or other federally funded programs.

     A federal law commonly known as the "anti-kickback law" prohibits the knowing or willful solicitation, receipt, offer or payment of any remuneration made in return for:

     - The referral of patients covered under Medicare, Medicaid and other federally- funded health care programs; or

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


     - The purchasing, leasing, ordering, or arranging for any goods, facility, items or service reimbursable under those programs.


Employees

     As of May 31, 2004, we employed 19 full time employees. We also employ a number of commissioned sales representatives who are independent contractors. We believe our relations with all of our employees are good. We are subject to the minimum wage and hour laws and provide routine employee benefits such as life and health insurance.


                                   PROPERTIES

     The Company leases its headquarters, office, plant and warehouse in Littleton, Colorado. The facility is under a five-year lease expiring in February 2009. Current rent is $44,357 per year plus common area maintenance expenses and increases to $91,177 commencing March 1, 2005 and increases by $2,464 per year thereafter. The present configuration of the space will accommodate 40-50 employees. The Company believes that the leased property is sufficient to support customer requirements during 2005.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                            AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes. This discussion contains forward-looking statements based upon our current expectations and involves risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risks Related to Our Business," "Business" and elsewhere in this document. See the paragraphs following the heading "Forward-Looking Statements" for additional discussion.



Overview

     The Company's primary focus during the first half of 2004 was effecting the reverse acquisition, completed February 11, 2004, transitioning from being a privately held company to a publicly held company, and raising new capital through a private placement completed in June 2004. Beginning in July 2004, the Company began concentrating on the expansion and development of the domestic standard product sales organization. The Company's 2004 16% sales gain primarily resulted from an increase in sales representatives whose compensation was a combination of base salary and commission. The Company will endeavor to further increase sales in 2005 and concurrently reduce fixed expenses by compensating its sales representatives by commission only. A unique aspect of our medical device business is the need to pay for inventory and sales remuneration as much as several months before we begin receiving insurance reimbursement for the device. This creates the situation where, unless sales growth is managed to fit cash flow, we need injections of equity or debt to handle cash requirements resulting from the aggregation and accumulation of sales expenses. In order to accelerate market penetration and sales growth, we may require additional capital.

  On June 4, 2004, we sold 685,715 shares of our common stock in a private placement for approximately $1,030,000 to five accredited investors. In connection with the sale, we issued 342,859 class A warrants, 685,715 class B warrants and 22,858 class C warrants, with each warrant representing the right to purchase one share of our common stock at an exercise price of $1.75, $2.00 and $0.01, respectively, per share. The Class A Warrants expired on the 150th day after the initial effective date of this registration statement with no warrants having been exercised. The Class B, Class C and Broker Warrants (as described under "Description of Securities") expire on June 4, 2009 and none of the Class B or Class C Warrants have been exercised as of the date of this Prospectus.

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     As of December 31, 2004 and March 31, 2005 we increased our employees and sales representatives from those in the corresponding prior periods. We believe our relations with all of our employees are good. We are subject to the minimum wage and hour laws and provide routine employee benefits such as life and health insurance.

     We anticipate, subject to adequate financing levels, we will continue to expand our sales and claims departments, as well as production, in order to continually accelerate product volumes and revenues.


Critical Accounting Policies

     Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We monitor our estimates on an on-going basis for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from our estimates if past experience or other assumptions do not turn out to be substantially accurate.

     We have identified the policies below as critical to our business operations and the understanding of our results of operations.

     Revenue Recognition. Sales and rental income is recognized when a product has been medically prescribed and dispensed to a patient and, when applicable, a claim prepared by the Company has been filed with the patient's insurance provider. Product and rental revenues are recognized net of a reserve for collectibility.

     Provision for Sales Returns, Allowances and Collectibility. The Company maintains a reserve for sales allowances, returns and collectibility. Sales returns and allowances result from reimbursements from insurance providers that are less than amounts claimed, as provided by agreement, where the amount claimed by the Company exceeds the insurance provider's usual, customary and reasonable reimbursement rate and when units are returned because of benefit denial. The provision is provided for by reducing gross revenue by a portion of the amount invoiced during the relevant period. The amount of the reduction is estimated based on historical experience.

     Reserve for Obsolete/Excess Inventory. Inventories are stated at the lower of cost or market. We regularly review our inventories and, when required, will record a provision for excess and obsolete inventory based on factors that may impact the realizable value of our inventory including, but not limited to, technological changes, market demand, regulatory requirements and significant changes in our cost structure. If ultimate usage varies significantly from expected usage, or other factors arise that are significantly different than those anticipated by management, inventory write-downs or increases in reserves may be required.

Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003


     Net Sales and Rental Income

     Net sales and rental income realized in 2004 were $1,256,676, an increase of $172,764 or 15.9% over 2003. The increase was primarily due to growth in the number of products sold or rented, primarily NeuroMove(TM) and our IF8000 products.

     Net sales and rental income by quarter were as follows:

                                                    2004          2003
                                                -----------   -----------
     First quarter                              $   262,941   $  292,335
     Second quarter                                 336,705      284,763
     Third quarter                                  366,784      320,686
     Fourth quarter                                 290,246      186,128
                                                -----------   -----------
       Total sales and net rental income        $ 1,256,676   $1,083,912
                                                ===========   ===========

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     Although net sales and rental income for the first six months of 2004 were relatively flat, increasing only 3.9% year over year, the expanded sales force contributed to fourth quarter and second half year over year increases of 55.9% and 29.6%, respectively. We expect rentals initiated in the second half of 2004 to increase our revenue stream during at least part of 2005.

     Gross Profit

     Gross profit increased $121,201 over 2003, an increase of 13.5%. The increase was due to higher net sales and rental income. Gross profit as a percent of net sales and rental income was 81.1% in 2004 compared to 82.8% in 2003. The decline in gross profit as a percent of net sales and rental income was due to adjustments that resulted from the company's year end physical inventory.

     Selling, General and Administrative

     Selling, general and administrative expenses increased from $762,819 in 2003 to $1,907,830 in 2004. Approximately 52%, or $597,978, resulting from increases in salaries primarily due to personnel additions, inside sales incentives, payroll taxes and medical insurance, public offering expenses and conversion of the sales force from commission only to base plus commission compensation Other significant increases in selling, general and administrative expenses were as follows:

     Advertising and marketing               $ 120,171
     Warrant and option expense              $  73,434
     Audit and reviews                       $  49,800
     Rent                                    $  58,548

     During 2004, the Company increased its advertising of the NeuroMove(TM), both in print publications and on the Internet. Warrant and option expense relates to warrants and options granted for services received in connection with the Company's reverse acquisition, private placement and consulting services. The increase in the cost of audit and reviews is due to public company audit and review requirements. Zynex Medical was not audited prior to becoming part of a public company in February 2004. Rent expense increased with the leasing of a larger facility in March 2004 to accommodate a larger workforce and increased volume.

     Depreciation increased $17,796, from $26,985 in 2003 to $44,781 in 2004. The increase results from higher levels of rental inventory, depreciation of copiers acquired under a capital lease, computer equipment and office furniture added for new hires, and company vehicles.

     The loss on disposal of equipment results from the disposal of two company owned vehicles at a loss of $9,464 and the disposal of office equipment that required upgrading resulting in a loss of $25,783.

     The income tax benefit reported for year ended December 31, 2004 represents refundable income taxes paid in prior years after carrying back net operating losses incurred in 2004 and adjustment of prior year estimates to actual. The company's federal tax loss carry forward as of December 31, 2004 is $1,145,653.


Results of Operations for the Three Months Ended March 31, 2005
Compared to the Three Months Ended March 31, 2004

     Net Sales and Rental Income

     Net Sales and Rental Income. Net sales and rental income for the quarter ended March 31, 2005 was $544,943 an increase of $282,002, or 107.2% compared to $262,941 for the quarter ended March 31, 2004. The increase in net sales and rental income for the quarter ended March 31, 2005 compared to the quarter ended March 31, 2004 was due to an increase in sales representatives and higher revenues generated from the sale and rental of a higher number of the Company's new NeuroMove(TM) product.

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

     Gross Profit

     Gross profit for the quarter ended March 31, 2005 was $457,831, or 84.0% of revenue, an increase of $240,988, or 111.1%, from the gross profit of $216,843, or 82.5% of revenue, for the quarter ended March 31, 2004. The increase in gross profit for the quarter ended March 31, 2005, as compared with the same period last year, is due to higher net sales and rental income. Gross profit as a percent of revenue for the quarter ended March 31, 2005 is considered comparable to the like period in 2004 and is higher primarily because of a change in product mix.

     Selling, General and Administrative

     Selling, general and administrative expenses for the quarter ended March 31, 2005 were $382,040, an increase of $2,887 or .8%, compared to $379,153 for the same period last year. The modest increase compared to the same period in 2004 results from elimination of expenses and fees related to the 2004 reverse acquisition and somewhat offset by increased expenses related to the substantial gain in sales.

     During the first quarter of 2005 the Company increased its employees and sales representatives from those during the first quarter of 2004.

     Interest and Other. Interest and other expenses were $3,684 for the quarter ended March 31, 2005, a decrease of $12,384 compared to $16,068 for the same period last year. The decrease results from a reduction in debt.


                         LIQUIDITY AND CAPITAL RESOURCES

     We require cash to fund our operations and expect that our cash requirement will increase as our operations expand.

     Cash provided by operating activities was $30,728 for the three months ended March 31, 2005 compared with cash used by operations of $(155,115) for the three months ended March 31, 2004.

     Cash used in investing activities was $(17,238) for the three months ended March 31, 2005 compared to $(24,040) for the same period in 2004. Cash used in investing activities represents the purchase of equipment and inventory rented to customers.

     Cash used in financing activities was $(16,568) for the three months ended March 31, 2005 compared with cash provided by financing activities of $179,155 for the three months ended March 31, 2004. Sales of common stock during the three months ended March 31, 2004 provided net cash proceeds of $180,000. During the quarter ended March 31, 2005 the Company received $12,000 in working capital loans from principal shareholder Thomas Sandgaard.

     Following is a summary of cash flows for year ended December 31, 2003 and 2004:

                                                           2003        2004
                                                         --------   -----------
Net cash provided from (used in) operations ............ $189,084   $(1,060,987)
Net cash provided from (used in) investing activities...  (10,004)      (44,249)
Net cash provided from (used in) financing activities .. (179,080)  $ 1,108,314
                                                         --------   -----------
  Net increase (decrease) in cash ......................      --    $     3,078
                                                         ========   ===========

     Cash used in investing activities was $44,249 for the year ended December 31, 2004 compared to $10,004 for the year ended December 31, 2003. Cash used in investing activities results from the purchase of equipment, principally computer equipment and office furniture for new employees.

     Cash provided from financing activities was $1,108,314 for the year ended December 31, 2004 compared with cash used in financing activities of $179,080 for the year ended December 31, 2003. Sales of common stock during the year ended December 31, 2004 provided net cash proceeds of $1,259,987.

     Based on the Company's first quarter results and planned sales revenue for the next three quarters we believe that available cash will be adequate to meet our requirements for the balance of 2005. However, in order to fully implement our 2005 business plan, we may need to raise additional equity or debt financing.

     The Company's principal funding need is for working capital to fund continuing operations and expansion of the business, including expanding the Company's sales force. The electrotherapy industry is capital intensive due to high levels of consigned inventory required, higher than average accounts receivables outstanding as a result of dealing with health insurers, and the delayed cost recovery inherent in rental transactions. In order to fully implement our business plan in 2005, we may need to raise additional debt or equity financing. In the event we enter into any financing, the terms thereto may be dilutive to or contain other terms that may adversely impact our existing shareholders.

     Contractual obligations at December 31, 2004 consist of the following:


                                                     Payments Due by Period
                                     ----------------------------------------------------
                                                Less than                          After
                                      Total      1 year    1-3 years  4-5 years   5 years
                                     --------   ---------  ---------  ---------   -------
Notes payable ....................   $176,574   $131,235   $ 42,684   $   2,655   $   --
Capital lease obligations ........     91,200     22,014     56,607      12,579       --
Operating leases .................    414,032     94,606    302,998      16,428       --
                                     --------   ---------  ---------  ---------   -------
Total contractual cash obligations   $681,806   $247,855   $402,289    $ 31,662   $   --
                                     ========   ========   =========  =========   =======


                                LEGAL PROCEEDINGS

     From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.


                                   MANAGEMENT


Directors and Executive Officers

     Our director, executive officers and key executives, and their ages as of the date hereof, are as follows.


NAME               AGE   POSITION
----------------   ---   -----------------------------------------------
Thomas Sandgaard   47    President, Chief Executive Officer and Director

Peter J. Leveton   68    Chief Financial Officer

     Set forth below is a biographical description of our director and senior executive officer based on information supplied by them.

     Thomas Sandgaard is President, Chief Executive Officer and sole Director of Zynex. Mr. Sandgaard became an employee in 1996 when he founded DMI. In 1998, he formed SRSI and in 2003 merged DMI with SRSI and changed the surviving company's name to Zynex Medical, Inc. Mr. Sandgaard previously served in middle and senior management positions involving international sales and distribution, technology transfers, mergers and marketing management in the semiconductor, telecommunications, data communications and medical equipment industries. Mr. Sandgaard's prior employers include ITT, Dataco, GN Danovox, Siemens and Philips Telecom. Mr. Sandgaard has a degree in electronics engineering from Odense Teknikum (in Denmark) and an MBA from the Copenhagen Business School.

     Peter J. Leveton is Chief Financial Officer and Principal Financial Officer of Zynex. Mr. Leveton was elected to this position on April 18, 2005. Prior to joining Zynex, Mr. Leveton served as the Vice President Sales & Marketing of Integrated Financial Systems, Inc., a Denver based healthcare financial services firm since August 2002. From May 1999 until January 2002, Mr. Leveton was the President and Chief Executive Officer of Surgical Acuity, Inc, an international manufacturer of dental and medical devices Surgical Acuity was acquired in January 2002 by Sybron Dental Specialties, Inc., an NYSE listed company and Mr. Leveton was employed by Sybron in a mergers and acquisition/business development capacity through September 2002. Prior to joining Surgical Acuity Mr. Leveton's executive positions included: Partner with Grayson & Associates, a boutique national investment banking firm; Vice President Corporate Finance with MDC Holdings, Inc., a NYSE listed national homebuilder; President and Chief Executive Officer of Romed Corporation, a subsidiary of Rose Healthcare Systems, a major Denver, CO hospital holding company and concurrently Chief Financial Officer of the holding company parent; and as Chief Financial Officer and subsequently President and Chief Executive Officer of Earth Sciences, Inc., a NASDAQ listed chemical manufacturing and natural resources company. Mr. Leveton's early career included managerial positions with The Boeing Company, Bankers Trust Company (now Deutsche Bank)and the US National Bank of Oregon (now US Bank). Mr. Leveton was a First Lieutenant in the United States Air Force and holds an undergraduate degree from Willamette University, Salem, Oregon and an MBA from New York University.


Board of Directors

     All of our directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Our executive officers are elected annually by the Board of Directors to hold office until the first meeting of the Board following the next annual meeting of stockholders and until their successors are chosen and qualified.

Director and Executive Compensation

     Directors serve without cash compensation and without other fixed remuneration. We reimburse our directors for expenses incurred in connection with attending Board meetings.

Section 16(A) Beneficial Ownership Reporting Compliance

     Since we are governed under Section 15(d) of the Exchange Act, we are not required to file reports of executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities pursuant to Section 16(a) of the Exchange Act.



                             EXECUTIVE COMPENSATION

     The following tables set forth certain information regarding our CEO who is the only executive officer whose total annual salary and bonus for the fiscal year ending December 31, 2004 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                               ANNUAL COMPENSATION


                                                                           Other
                                                             Annual          Restricted     Options      LTIP
   Name & Principal                Salary        Bonus       Compen-          Stock         SARs       Payouts      All Other
       Position           Year       ($)          ($)        sation ($)(1)   Awards($)       (#)         ($)      Compensation
   ----------------       ----     ------        -----       ------------    ----------     -------     -------    ------------
Thomas Sandgaard          2004     173,000         0         37,159              --            --         --             --
  President and Chief     2003     51,525          0          8,707              --            --         --             --
  Executive Officer       2002     99,000          0         11,059              --            --         --             --

(1) We also pay for 100% of Mr. Sandgaard's health and dental insurance. In addition, two company vehicles are provided at our expense. We also pay for two home telephone lines.

Options Grants in Fiscal 2004

     The Company did not grant stock options or stock appreciation rights to Thomas Sandgaard during 2004, nor does it have any such rights outstanding from prior years.


Employment Agreements

Thomas Sandgaard

     On February 1, 2004, Zynex Medical, Inc. entered into a three-year employment agreement with the Company's President, Chief Executive Officer and former sole shareholder. The agreement expires January 31, 2007 and, if written notice is not given, the agreement will automatically be extended for an additional two-year period. The initial annual base salary under the agreement was $174,000 and may be increased annually at the board of director's discretion. The agreement also provides for a 50% annual bonus if annual net revenue exceeds $2.25 million, medical and life insurance, and a vehicle. The agreement contains a non-compete provision for the term of the agreement and 24 months following termination of the agreement.

     On January 1, 2005, the agreement was amended to provide an annual base salary of $144,000 and quarterly bonuses pursuant to the following schedule; provided that if the Company does not have net income for that quarter then only half of the bonus amount listed below shall be paid:


                 Quarterly Revenue           Quarterly Bonus
             --------------------------     -----------------
             $0 to $600,000                   $      0
             $600,001 - $800,000              $ 10,000
             $800,001 - $1,000,000            $ 25,000
             $1,000,001 and greater           $ 50,000

     The bonus amounts reflected in the above table shall be reduced by one-half if the Company sustains a net loss during the quarter.

Peter Leveton

     On May 31, 2005, Zynex Medical Holdings, Inc. entered into a compensation agreement with Peter J. Leveton, the Company's Chief Financial Officer to be effective as of April 18, 2005 (the "Effective Date"). The agreement provides for a monthly salary of $2,250 per month. It also provides for an increase in the monthly salary of an additional $4,000 per month (the "First Raise") in the event (a) the Company obtains a line of credit of at least $250,000, or (b) the Company receives third party equity or debt investment of at least $1,000,000, or (c) the Company has annual audited "positive net cash provided by operating activities" of at least $500,000 , or (d) the Company undergoes a liquidity event with a valuation of at least $10,000,000 (items (b) through (d) shall be referred to as "Raise Events"). The agreement also provides for an additional increase in the monthly salary of $5,000 per month (the "Second Raise") in the event the Company undergoes a Raise Event. The First Raise and Second Raise, once earned and vested shall be paid in arrears with respect to each month of employment beginning as of the Effective Date through the month of vesting, then shall be paid currently through the date Mr. Leveton's employment terminates. If one of the events listed above occurs and Mr. Leveton played an active and integral role in accomplishing such event, but Mr. Leveton's employment terminated voluntarily within 30 days prior to such event or involuntarily within 120 days of such event, then Mr. Leveton shall be entitled to receive an amount equal to the First Raise and/or the Second Raise for each month of his employment with the Company beginning with the Effective Date and ending as of the date of his termination. Under the agreement, Mr. Leveton is required to work no less than twenty hours per week and eighty hours per month.

     Mr. Leveton is also entitled to receive stock options to purchase up to 350,000 shares of the Company's Common Stock. Such options shall have a ten year term, and an exercise price equal to the fair market value of the Common Stock on the date of grant, April 18, 2003. Such options are subject to vesting as follows: 100,000 shares vest on the date of grant; 25,000 shares vest on June 30, 2005, provided that Mr. Leveton is employed as of such date; and 25,000 shares vest as of the last day of each full calendar quarter beginning as of July 1, 2005 through March 31, 2007, provided that Mr. Leveton is employed as of such date; and 50,000 shares vest upon a Raise Event if Mr. Leveton is employed as of such date or if Mr. Leveton played an active, integral and key role in accomplishing such event, and such event occurred within 30 days of voluntary termination or within 90 days of involuntary termination. All invested quarterly options immediately vest and become exercisable upon a liquidity event with a valuation of at least $10,000,000; provided the liquidity event occurs during Mr. Leveton's employment or if Mr. Leveton plays an active, integral and key role in accomplishing such event, within 90 days of involuntary termination. Except in the case of a liquidity event described above, all unvested options will expire upon the voluntary or involuntary termination of employment.


                          EMPLOYEE STOCK INCENTIVE PLAN

     The following table provides information about shares of Common Stock available for issuance under the Company's equity incentive plan.

                                                                                         Remaining available for
                                      Number of Securities to                             future issuance under
                                      be Issued Upon Exercise                             Equity Compensation
                                      of Outstanding Options,    Weighted Average      Plans (excluding securities
                                       Warrants and Rights        Exercise Price         reflected in column (a)
Plan Category                                  (a)                     (b)                         (c)
----------------------------------    -----------------------   -----------------      ----------------------------
Plans Approved by Shareholders                None
-------------------------------------------------------------------------------------------------------------------

Plans Not Approved by Shareholders          102,500 (1)             $0.30                   2,897,500(1)

-------------------------------------------------------------------------------------------------------------------
   Total                                    102,500                 $0.30                   2,897,500
-------------------------------------------------------------------------------------------------------------------

--------------------
(1) All of the listed securities are available for issuance under the Zynex Medical Holdings, Inc. 2005 Stock Option Plan, approved by the Board of Directors on January 3, 2005. The Board of Directors may decide to submit the Company's 2005 Stock Option Plan to the shareholders for approval during the 2005 calendar year.

Option Grants to the Named Executive Officers and Directors:

As of May 31, 2005:

     Peter J. Leveton was granted options to purchase up to 350,000 shares of the Company's Common Stock under his compensation agreement, as set forth above. As of May 31, 2005, 100,000 of these options are fully vested.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     None.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table contains certain information regarding beneficial ownership of the Company's common stock as of May 27, 2005 by (i) each person who is known by the Company to own beneficially more than 5% of the Company's common stock, (ii) each of the Company's directors, (iii) the Chief Executive Officer and (iv) all directors and executive officers as a group. The information provided regarding beneficial ownership of the principal stockholders is based on publicly available filings and, in the absence of such filings, on the shares held of record by such persons.


                                                                PERCENT           PERCENT
                                             SHARES OF         OF CLASS PRIOR    OF CLASS AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER*        COMMON STOCK      TO OFFERING**     OFFERING***
--------------------------------------       ------------      --------------     --------------
Thomas Sandgaard                             19,461,930            84.4%               81.7%

Other 5% Beneficial Owners
Financial Consulting Firm (1)                 1,900,000             7.6%                7.4%

All officers, directors and key              19,586,930 (2)        84.4%               81.8%
executives (2)


(1) On September 27, 2004, the Company issued options valued at $11,707 to acquire 1,900,000 shares of common stock to this financial consulting firm in exchange for consulting services provided in connection with the Company's reverse acquisition, and past investor relations. The options, which expire September 26, 2009 permit the purchase of common stock in certain quantities at various prices ranging from $.40 per share to $4.00 per share, as set forth more clearly in the Note 2 of the Notes to Consolidated Financial Statements.

(2) Includes an option to purchase 125,000 shares of commons stock, 100,000 of which is fully vested and 25,000 is exercisable within 60 days of May 27, 2005,issued to Peter J. Leveton, Chief Financial Officer of the Company.


* c/o 8100 South Park Way, Suite A-9, Littleton, CO 80120.

** Percentage based upon 23,070,377 shares of common stock, which represents the number of shares of outstanding common stock prior to this offering.

*** Percentage based upon 23,824,665 shares of common stock, which assumes that all shares underlying warrants being registered in this Offering will be sold.

     Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of May 27, 2005 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Percentages are based on a total of 23,070,377 shares of common stock outstanding on May 27, 2005, and the shares issuable upon the exercise of options and warrants exercisable on or within 60 days of May 27, 2005 as described below.


                            DESCRIPTION OF SECURITIES

     The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our articles of incorporation, with amendments, all of which have been filed as exhibits to our registration statement of which this prospectus is a part.



Common Shares

     We are authorized to issue up to 100,000,000 shares of Common Stock, par value $.001. As of May 27, 2005, there were 23,070,377 shares of common stock issued and outstanding. Holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. The holders of common stock are entitled to receive dividends ratably, when, as and if declared by the board of directors, out of funds legally available. In the event of a liquidation, dissolution or winding-up of us, the holders of common stock are entitled to share equally and ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The holders of shares of common stock, as such, have no conversion, preemptive, or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are validly issued, fully-paid and nonassessable.

Preferred Shares

     We are authorized to issue up to 10,000,000 shares of preferred stock, par value $.001. As of May 27, 2005, there were no shares of preferred stock issued and outstanding. The shares of preferred stock may be issued in series and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the board of directors. The board of directors is expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuances of preferred stock the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series to the full extent now or hereafter permitted by the laws of the State of Nevada.

Warrants and Options

     As of May 27, 2005, we had outstanding warrants and options to acquire approximately 2,876,788 shares of common stock under this Prospectus, exercisable at prices ranging between $0.01 and $4.00. The warrants held by the selling stockholders are described below.

     In connection with the sale of 685,715 shares of our common stock in a private placement to five accredited investors in June 2004, we issued 342,859 class A warrants, 685,715 class B warrants and 22,858 class C warrants, with each warrant representing the right to purchase one share of our common stock at an exercise price of $1.75, $2.00 and $0.01, respectively, per share. The Class A warrants expired 150 days after the effective date of this Registration Statement with none being exercised. The exercise price and the number of shares issuable upon exercise of the warrants will be adjusted upon the occurrence of certain events, including the issuance of common stock as a dividend on shares of common stock, subdivisions, reclassifications or combinations of the common shares or similar events. The warrants also contain provisions protecting against dilution requiring that the sale of additional shares of common shares for less than the exercise price of the warrants or the current market price of our securities results in the adjustment of the exercise price to the lower issue price. The warrants do not entitle warrant holders to any voting or other rights as a shareholder until such warrants are exercised and common shares are issued.

    Additionally, in connection with the sale of the 685,715 shares of our common stock, we issued the placement agent five-year warrants to purchases 45,715 shares of our common stock, none of which have been exercised as of the date of this Prospectus, and we agreed to issue a number of shares of our common stock equal to 10% of the number of shares exercised by the class A and B warrant holders, at an exercise price of $0.01 per share. All the Class A Warrants expired without being exercised and no Class B Warrants or Class C Warrants have been exercised as of the date of this Prospectus.



Transfer Agent

     Colonial Stock Transfer, 66 Exchange Place, Salt Lake City, Utah 84111, is the transfer agent and registrar for our securities.


                              PLAN OF DISTRIBUTION

     The selling stockholders and any of their respective non-sale pledgees, non-sale donees, non-sale assignees and other non-sale successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately-negotiated transactions;

     o    short sales;

     o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     o    through the writing of options on the shares

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

     The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholders defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

     The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

     The selling stockholders or their respective non-sale pledgees, non-sale donees, non-sale transferees or other non-sale successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters" as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

     The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

     The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In regards to short sells, the selling stockholder can only cover its short position with the securities they receive from us upon conversion. All of these limitations may affect the marketability of the shares.

     We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

     If the selling stockholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholders and the broker-dealer.


                                   PENNY STOCK

     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

     o that a broker or dealer approve a person's account for transactions in penny stocks; and

     o the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

     o In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person; and

     o make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

     o sets forth the basis on which the broker or dealer made the suitability determination; and

     o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

     Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                              SELLING STOCKHOLDERS

     The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholder will continue to own any shares of our common stock.

     The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

     The table set forth below is as of July 20, 2004, except that shares issuable under Class A Warrants are not included because those warrants have expired. For the table set forth below, Konrad Ackerman is the control person for Alpha Capital Aktiengesellschaft, Michael Finkelstein and Elizabeth Leonard are the control persons for Stonestreet Limited Partnership, Evan Schemenauer is the control person for Whalehaven Funds Limited, Evan Schemenauer, Jonathan Walk and Don Dunstan are the control persons for Greenwich Growth Fund Limited, Wilhelm Ungar is the control person for Ellis International Limited, Inc. and Timothy Wayne McAfee is the control person for J.P. Turner & Company, L.L.C.

                                        Beneficial Ownership                                  Beneficial Ownership
                                        Prior to Offering (1)                                   After Offering (1)
                                    ------------------------------                         -----------------------------
Name of Selling Security Holder     Shares          Percentage (2)   Shares Offered (3)    Shares         Percentage (2)
-------------------------------     ------          --------------   ------------------    ------         --------------
Alpha Capital Aktiengesellschaft     580,952 (4)        2.52%            580,952 (4)          0                 *
Ellis International Limited, Inc.    232,382 (5)        1.01%            232,382 (5)          0                 *
Greenwich Growth Fund Limited        116,191 (6)          *              116,191 (6)          0                 *
Stonestreet Limited Partnership      348,572 (7)        1.514%           348,572 (7)          0                 *
Whalehaven Funds Limited             116,191 (8)          *              116,191 (8)          0                 *
J.P. Turner & Company, L.L.C.         45,715 (9)          *               45,715 (9)          0                 *


* Less than 1%

(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of May 27, 2005 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2) Percentage prior to offering is based on 23,070,377 shares of common stock outstanding; percentage after offering is based on 23,824,665 shares of common stock outstanding .

(3) Includes 754,288 shares of common stock underlying warrants.

(4) Includes 295,238 shares of common stock underlying warrants.

(5) Includes 118,096 shares of common stock underlying warrants.

(6) Includes 59,048 shares of common stock underlying warrants.

(7) Includes 177,143 shares of common stock underlying warrants.

(8) Includes 59,048 shares of common stock underlying warrants.

(9) Includes 45,715 shares of common stock underlying warrants.


                                  LEGAL MATTERS

     The validity of the shares of common stock being offered hereby was passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.


                                     EXPERTS

     The consolidated financial statements of Zynex Medical Holdings, Inc. as of December 31, 2004 and for the years ended December 31, 2004 and December 31, 2003, included in this prospectus, have been included herein in reliance on the report of Gordon, Hughes & Banks, LLP, independent public accountants, given on the authority of that firm as experts in accounting and auditing.


                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     The Articles of Incorporation and Bylaws of the Company provide for indemnification of our directors and certain officers for liabilities and expenses that they may incur in such capacities. In general, our directors and certain officers are indemnified with respect to actions taken in good faith and in a manner such person believed to be in our best interests, and with respect to any criminal action or proceedings, actions that such person has no reasonable cause to believe were unlawful. Furthermore, the personal liability of our directors is limited as provided in our Articles of Incorporation.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


                              AVAILABLE INFORMATION

     We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Zynex Medical Holdings, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov.


                          ZYNEX MEDICAL HOLDINGS, INC.

                          INDEX TO FINANCIAL STATEMENTS

                              FINANCIAL STATEMENTS

     The Financial Statements required by Item 304 of Regulation S-B are stated in U.S. dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles.


YEAR ENDED DECEMBER 31, 2004

Report of Independent Public Accountants                           F-1

Consolidated Balance Sheet at December 31, 2004                    F-2

Consolidated Statements of Operations for the years ended
   December 31, 2004 and December 31, 2003                         F-3

Consolidated Statements of Cash Flows for the years ended
   December 31, 2004 and December 31, 2003                         F-4

Consolidated Statement of Stockholders' Equity                     F-5

Notes to Consolidated Financial Statements                         F-6 to F-16


THREE MONTHS ENDED MARCH 31, 2005 - UNAUDITED
Condensed Consolidated Balance Sheet - March 31, 2005              F-17 to F-18

Condensed Consolidated Statements of Operations for the three
   months ended March 31, 2005 and 2004                            F-19

Condensed Consolidated Statements of Cash Flows for the three
   months ended March 31, 2005 and 2004                            F-20 to F-21

Notes to Condensed Consolidated Financial Statements               F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors
Zynex Medical Holdings, Inc.
Littleton, Colorado

     We have audited the accompanying consolidated balance sheet of ZYNEX MEDICAL HOLDINGS, INC. (the "Company") as of December 31, 2004 and the related consolidated statements of operations, cash flows and stockholders' equity for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZYNEX MEDICAL HOLDINGS, INC. as of December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Gordon, Hughes & Banks, LLP
-------------------------------
Greenwood Village, Colorado
February 8, 2005

                          Zynex Medical Holdings, Inc.
                           Consolidated Balance Sheet
                                December 31, 2004

                                     ASSETS

Current Assets:
    Cash and cash equivalents                                $     3,078
    Receivables, less allowance for
      uncollectible accounts of $284,074                         190,090
    Inventory                                                    319,699
    Prepaid expenses                                              21,446
    Refundable income taxes                                       11,691
    Other current assets                                             630
                                                             -----------
         Total current assets                                    546,634

Property and equipment, less accumulated depreciation
    of $100,066                                                  228,495
Deposits                                                          14,472
                                                             -----------
                                                                     $   789,601
                                                             ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Notes payable                                            $   131,235
    Capital lease                                                 15,311
    Accounts payable                                             180,158
    Accrued payroll and payroll taxes                             68,877
    Other accrued liabilities                                     86,523
                                                             -----------
         Total current liabilities                               482,104

Notes payable, less current maturities                            45,339
Capital lease, less current maturities                            59,265
                                                             -----------
         Total liabilities                                       586,708
                                                             -----------

Contingencies and Commitments                                       --

Stockholders' Equity:
    Preferred stock, $.001 par value, 10,000,000 shares
      authorized, no shares issued or outstanding                   --
    Common stock, $0.001, par value, 100,000,000 shares
      authorized, 23,070,377 shares issued and outstanding        23,070
    Additional paid-in capital                                 1,335,233
    Accumulated (deficit)                                     (1,155,410)
                                                             -----------
         Total stockholders' equity                              202,893
                                                             -----------
                                                                     $   789,601
                                                             ===========

                 See accompanying notes to financial statements.

                          Zynex Medical Holdings, Inc.
                      Consolidated Statements of Operations
                            Years Ended December 31,

                                                    2004            2003
                                                ------------    ------------
Net sales and rental income                     $  1,256,676    $  1,083,912
Cost of sales and rentals                            237,644         186,081
                                                ------------    ------------

        Gross profit                               1,019,032         897,831

Operating expenses:
    Selling, general and administrative            1,907,830         762,819
    Depreciation                                      44,781          26,985
    Loss on disposal of equipment                     35,247            --
                                                ------------    ------------
                                                   1,987,858         789,804
                                                ------------    ------------

    Income (loss) from operations                   (968,826)        108,027

Other income (expense):
    Interest income                                    1,361           3,153
    Interest expense                                 (38,742)        (45,674)
    Other income (expense)                            (2,509)           --
                                                ------------    ------------

        Net income (loss) before income taxes     (1,008,716)         65,506

Provision (benefit) for income taxes                 (32,838)         24,809
                                                ------------    ------------

        Net income (loss)                       $   (975,878)   $     40,697
                                                ============    ============

Basic and diluted net income (loss)
    per common share                            $      (0.04)   $       --
                                                ============    ============

Weighted average number of shares
    outstanding                                   22,728,763      22,151,662
                                                ============    ============

                 See accompanying notes to financial statements.

                          Zynex Medical Holdings, Inc.
                      Consolidated Statements of Cash Flows
                            Years Ended December 31,


                                                                       2004          2003
                                                                   -----------    -----------
Cash flow from operating activities:
    Net income (loss)                                              $  (975,878)   $    40,697
    Adjustments to reconcile net income (loss) to
      net cash provided by (used in) operations:
        Depreciation                                                    44,782         26,985
        Issuance of warrants and options for consulting services        73,434           --
        Loss on disposal of equipment                                   35,247           --
        Issuance of stock for loan financing                             2,730           --
        Changes in operating assets and liabilities:
             Accounts receivable                                        (4,284)       130,433
             Inventory and rented equipment                           (216,895)          (291)
             Refundable income taxes                                   (11,691)          --
             Other current assets                                      (20,776)        (1,300)
             Other assets                                               (4,707)          --
             Accounts payable                                           18,498        (22,152)
             Accrued liabilities                                        (1,447)        14,712
                                                                   -----------    -----------

Net cash provided by (used in) operating activities                 (1,060,987)       189,084
                                                                   -----------    -----------

Cash flows from investing activities:
    Proceeds from sale of equipment                                      1,500           --
    Purchase of equipment                                              (45,749)       (10,004)
                                                                   -----------    -----------
Net cash used in investing activities                                  (44,249)       (10,004)

Cash flows from financing activities:
    Payments on notes payable and capital lease                       (198,857)       (96,618)
    Proceeds from sale of common stock                               1,259,987           --
    Proceeds from loans payable                                         60,000           --
    Repayment of loans from stockholder                                (12,816)       (82,462)
                                                                   -----------    -----------

Net cash provided by (used in) financing activities                  1,108,314       (179,080)

Increase in cash                                                         3,078           --

Cash and cash equivalents at beginning of period                          --             --
                                                                   -----------    -----------

Cash and cash equivalents at end of period                         $     3,078    $      --
                                                                   ===========    ===========


Supplemental cash flow information:
    Interest paid                                                  $    47,198    $    31,336
    Income taxes paid                                                   13,153          2,871
    Non-cash investing and financing activities -
      Equipment financed with note payable                              56,332           --
      Equipment financed with capital lease                             76,642         29,000
      Fair value of broker warrants issued                             132,198           --

                 See accompanying notes to financial statements.

                          Zynex Medical Holdings, Inc.
                 Consolidated Statements of Stockholders' Equity

                                                                        Additional
                                          Number of                      Paid-In      Accumulated
                                            Shares        Amount         Capital        Deficit         Total
                                         -----------    -----------    -----------    -----------    -----------
December 31, 2002                         10,549,877    $    10,550    $ 3,031,989    $(3,445,346)   $  (402,807)

    Net income                                  --             --             --           40,697         40,697
                                         -----------    -----------    -----------    -----------    -----------

December 31, 2003                         10,549,877         10,550      3,031,989     (3,404,649)      (362,110)

    Conversion of debt for stock
      in January 2004                      2,601,786          2,602        356,198           --          358,800

    Reorganization February 11, 2004:
      Consolidated net deficit                  --             --       (3,388,187)     3,225,117       (163,070)
      Shares issued to Zynex
        Medical, Inc. shareholder         19,500,000         19,500           --             --           19,500
      Cancellation of certificates       (10,500,001)       (10,500)          --             --          (10,500)

    Private placement of common stock        230,000            230        229,770           --          230,000

    Sale of common stock and warrants:
      Proceeds net of broker warrants        685,715            685        897,104           --          897,789
      Broker warrants                           --             --          132,198           --          132,198

    Warrants and options issued
      to consultants                            --             --           73,434           --           73,434

    Common stock issued as
      additional interest                      3,000              3          2,727           --            2,730

    Net loss                                    --             --             --         (975,878)      (975,878)
                                         -----------    -----------    -----------    -----------    -----------

December 31, 2004                         23,070,377    $    23,070    $ 1,335,233    $(1,155,410)   $   202,893
                                         ===========    ===========    ===========    ===========    ===========

                 See accompanying notes to financial statements.

                          ZYNEX MEDICAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

                            ORGANIZATION OF BUSINESS

     Zynex Medical, Inc. was incorporated under the laws of the state of Colorado on March 3, 1998, under the name of "Stroke Recovery Systems, Inc."
(SRSI). On October 1, 2003, Zynex Medical, Inc. acquired, through merger, the assets and liabilities of Dan Med, Inc. (DMI), a Colorado corporation under common control. The companies were merged in order to simplify the operating and capital structure of both companies. SRSI concurrently changed its name to Zynex Medical, Inc.

     DMI was incorporated in 1996 with its primary activity importing European-made electrotherapy devices until 1999 when DMI also began developing and assembling its own line of electrotherapy products. SRSI was incorporated in 1998 with its main activity selling electrotherapy devices to homecare patients suffering the effects of a stroke. In early 2002 SRSI began marketing the entire DMI product line of standard electrotherapy products by adding a small sales force. At present, Zynex Medical, Inc. generates substantially all its revenue in North America from sales and rentals of its products to patients, dealers and health care providers. The amount of net revenue derived from Medicare and Medicaid programs is less than 5 percent.

     On February 11, 2004, Zynex Medical Holdings, Inc. (the "Company"), formerly Fox River Holdings, Inc., acquired 100% of the common stock of Zynex Medical, Inc. pursuant to an acquisition agreement by issuing 19,500,000 shares of common stock to the sole shareholder of Zynex Medical, Inc. Coincident with the transaction, Fox River Holdings, Inc. changed its name to Zynex Medical Holdings, Inc. Immediately after the transaction, the former shareholder of Zynex Medical, Inc. owned approximately 88.5 percent of the Company's common stock. The reorganization is recorded as a recapitalization effected by a reverse acquisition wherein Zynex Medical Holdings, Inc. is treated as the acquiree for accounting purposes, even though it is the legal acquirer. The transaction has been accounted for as a purchase, and accordingly, the results of operations prior to February 11, 2004 are solely those of the accounting acquirer, Zynex Medical, Inc. (which consists of the consolidated accounts of SRSI and DMI). Since Zynex Medical Holdings, Inc. was a non-operating entity with limited business activity and no assets, goodwill was not recorded.

                               NATURE OF BUSINESS

     The Company designs, assembles and commercializes a line of FDA approved medical devices for the electrotherapy and stroke rehabilitation markets. The Company also purchases electrotherapy devices and supplies from other domestic and international suppliers for resale.

                          GOING CONCERN CONSIDERATIONS

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a substantial operating loss in 2004. This factor raises substantial doubt about the Company's ability to continue as a going concern.

                          ZYNEX MEDICAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Company is seeking to expand operations and increase revenue, however, there can be no assurance that the Company will be able to expand and increase revenues.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                           PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Zynex Medical, Inc. for all of the periods presented, and the accounts of Zynex Medical Holdings, Inc. subsequent to the February 11, 2004 reverse acquisition. All intercompany balances and transactions have been eliminated in consolidation.

                               REVENUE RECOGNITION

     Sales and rental income is recognized when a product has been medically prescribed and dispensed to a patient and, when applicable, a claim prepared by the Company has been filed with the patient's insurance provider. Product and rental income is recognized net of the estimated uncollectible percentage of sales as described below.

            RESERVE FOR SALES RETURNS, ALLOWANCES AND COLLECTIBILITY

     The Company maintains a reserve for sales allowances, returns and collectibility. Sales returns and allowances result from reimbursements from insurance providers that are less than amounts claimed, as provided by agreement, where the amount claimed by the Company exceeds the insurance provider's usual, customary and reasonable reimbursement rate and when units are returned because of benefit denial. The provision is provided for by reducing gross revenue by a portion of the amount invoiced during the relevant period. The amount of the reduction is estimated based on historical experience.

                                USE OF ESTIMATES

     Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Ultimate results could differ from those estimates. The most significant management estimates used in the preparation of the accompanying financial statements are associated with collectibility of accounts receivable.

                            CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are stated at cost. Cash equivalents consist of all highly liquid investments with maturities of three months or less when acquired.

                          ZYNEX MEDICAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


               FAIR VALUE OF FINANCIAL INSTRUMENTS AND CREDIT RISK

     The Company's financial instruments primarily consist of cash, receivables and payables for which current carrying amounts approximate fair value. Additionally, interest rates on outstanding borrowings are at rates that approximate market rates for borrowings with similar terms and average maturities.

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade receivables. The Company has recorded trade receivables from business operations. Management regularly evaluates the collectibility of accounts receivable and believes that net receivables recorded as of December 31, 2004 to be collectible.

                                   INVENTORIES

     Inventories are valued at the lower of cost (average) or market. Finished goods include products held at different locations by health care providers or other third parties for rental or sale to patients.

                             PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. The Company removes the cost and the related accumulated depreciation from the accounts of assets sold or retired, and the resulting gains or losses are included in the results of operations. Depreciation is computed using the straight-line method. Cost and related estimated useful lives of property and equipment as of December 31, 2004 are as follows:

                                               Cost             Useful lives
                                            -----------         ------------

         Office furniture and equipment      $153,987           3-7 years
         Rented inventory                     113,985             5 years
         Vehicles                              59,832             5 years
         Assembly equipment                       757             7 years
                                           -----------
                                              328,561
         Less accumulated depreciation       (100,066)
                                           -----------
           Net book value                    $228,495
                                           ===========


                                 SHIPPING COSTS

     Shipping costs are included in cost of sales and rentals.

                            STOCK-BASED COMPENSATION

     Transactions in equity instruments with non-employees for goods or services are accounted for using the fair value method. In March 2004, the Company issued a total of 110,000 warrants to purchase common stock for five years to two consultants for services rendered in connection with the reverse acquisition; 110,000 of the warrants are exercisable at $3.00 per share and 10,000 are exercisable at $.55 per share. As a result of these transactions, the Company recorded consulting expense of $61,727 in March 2004.

                           ZYNEX MEDICAL HOLDINGS,INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     On August 13, 2004, the Company issued 3,000 shares of common stock valued at $2,730 to an individual who loaned the Company $60,000 from April 1, 2004 through June 11, 2004, the date of repayment. The loan carried interest at 2% per month plus 1,000 shares of common stock for each month, or part thereof, that the loan was unpaid.

     On September 27, 2004, the Company issued options valued at $11,707 to acquire 1,900,000 shares of common stock to a financial consulting firm in exchange for consulting services provided in connection with the Company's reverse acquisition, private placement and ongoing investor relations. The fair value of $11,707 is included in selling, general and administrative expense for year ended December 31, 2004. The options, which expire September 26, 2009, permit the purchase of common stock in quantities and at prices set forth as follows:

                Number of Shares              Price Per Share
                ----------------              ---------------

                    100,000                         $0.40
                    400,000                         $1.75
                    200,000                         $2.00
                    200,000                         $2.25
                    200,000                         $2.50
                    200,000                         $2.75
                    200,000                         $3.00
                    200,000                         $3.50
                    200,000                         $4.00


     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," requires that companies either recognize compensation expense for grants of stock options and other equity instruments to employees based on fair value, or provide pro forma disclosure of net income (loss) and net income (loss) per share in the notes to the financial statements. On March 16, 2004, the Company issued a warrant to one employee to purchase 10,000 shares of common stock at $3.00 per share. The warrant is valid through March 15, 2009. The Company accounts for warrants issued to employees under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

     Accordingly, no compensation cost has been recognized under SFAS 123 for the employee's warrant. Had compensation cost for this award been determined based on the grant date fair value, consistent with the method required under SFAS 123, the Company's net loss for the year ended December 31, 2004 would have increased by $6,190.

                                   ADVERTISING

     The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2004 and 2003 totaled $148,497 and $28,026, respectively.

                            RESEARCH AND DEVELOPMENT

     Research and development costs are expensed when incurred. There were no research and development expenses for years ended December 31, 2004 and 2003.

                          ZYNEX MEDICAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                  INCOME TAXES

     Income taxes are computed using the liability method. The provision for income taxes includes taxes payable or refundable for the current period and the deferred income tax consequences of transactions that have been recognized in the Company's financial statements or income tax returns. The carrying value of deferred income taxes is determined based on an evaluation of whether the Company is more likely than not to realize the assets. Temporary differences result primarily from basis differences in property and equipment and net operating loss carryforwards. The valuation allowance is reviewed periodically to determine the amount of deferred tax asset considered realizable.

                              COMPREHENSIVE INCOME

     There are no adjustments necessary to the net income (loss) as presented in the accompanying statement of operations to derive comprehensive income in accordance with Statement of Financial Standards ("SFAS") No. 130, "Reporting Comprehensive Income."

                                SEGMENT REPORTING

     In June 1997, SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," was issued. Operating segments, as defined in the pronouncement, are components of an enterprise about which separate financial information is available and that are evaluated regularly by management in deciding how to allocate resources and assess performance. To date, the Company has only had one operating segment.

                               EARNINGS PER SHARE

     The Company computes net earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share", which establishes standards for computing and presenting net earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and the number of dilutive potential common share equivalents during the period. The effects of potential common stock equivalents have not been included in the computation of diluted net loss per share for the year ended December 31, 2004 as their effect is anti-dilutive.

                        RECENT ACCOUNTING PRONOUNCEMENTS

     In December 2004, the FASB issued SFAS 123R "Share-Based Payment," a revision to FASB No. 123. SFAS 123R replaces existing requirements under SFAS No. 123 and APB Opinion No. 25, and requires public companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments, with limited exceptions. SFAS 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. For small-business filers, SFAS 123R will be effective for interim periods beginning after December 15, 2005.

     The Company is currently determining what impact the proposed statement would have on its results of operations and financial position.

                          ZYNEX MEDICAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The FASB has proposed FASB Staff Position No. FAS 109-a, "Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004." On October 22, 2004, the American Jobs Creation Act of 2004 (the "ACT") was signed into law by the President. This Act includes tax relief for domestic manufacturers by providing a tax deduction up to 9 percent (when fully phased-in) of the lesser of (a) "qualified production activities income," as defined in the Act, or (b) taxable income (after the deduction for the utilization of any net operating loss carry forwards). As a result of this Act, an issue has arisen as to whether this deduction should be accounted for as a special deduction or a tax rate reduction under Statement 109. The FASB staff believes that the domestic manufacturing deduction's characteristics are similar to special deductions because the domestic manufacturing deduction is based on the future performance of specific activities, including the level of wages. Accordingly, the FASB staff believes that the deduction provided for under the Act should be accounted for as a special deduction in accordance with Statement 109 and not as a tax rate reduction. This provision of the Act is not expected to have an impact on the Company's financial statements.

     In November 2004, the FASB issued FASB Statement No. 151, which revised ARB No.43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date of this Statement is issued. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

     In December 2004, the FASB issued FASB Statement No. 152, which amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real-estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

     In December 2004, the FASB issued FASB Statement No. 153. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005.

                          ZYNEX MEDICAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this Statement is issued. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

NOTE 3 - NOTES PAYABLE AND LEASES

Notes payable at December 31, 2004 consisted of the following:


Note payable to a bank, principal and interest payments of $4,331 due on a monthly basis through October 15, 2005, at which time the entire balance is due; annual interest rate of 7.5%, collateralized by accounts receivable
and the President's personal residence.                        $  98,114

Inventory financing obligations to financial institutions, monthly principal and interest payments totaling $2,709, annual interest rates approximating 20%, collateralized by inventory. 12,918

Motor vehicle contract payable in 60 monthly
installments of $1,351, annual interest at
15.1%, secured by automobile.                                     50,871

Settlement agreement payable in 36 monthly
beginning June 15, 2003, installments of $909
including interest at 8%.                                         14,671
                                                               ----------

Total                                                          $ 176,574

Less current maturities                                         (131,235)
                                                               ----------

Long-term maturities                                           $  45,339
                                                               ==========

Future maturities of the notes payable are as follows:

         Year ending December 31,
         ------------------------
         2005                                       $ 131,235
         2006                                          15,454
         2007                                          12,611
         2008                                          14,619
         2009                                           2,655
                                                    ----------
                                                    $ 176,574
                                                    ==========

                          ZYNEX MEDICAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Company has commitments under various operating and capital leases that are payable in monthly installments. As of December 31, 2004, future minimum lease payments under non-cancelable operating and capital leases are as follows:


                                                     Capital        Operating
                                                     Lease          Leases
                                                     -----------    ----------
         2005                                        $  22,014      $   94,606
         2006                                           18,869         104,464
         2007                                           18,869         100,375
         2008                                           18,869          98,159
         2009                                           12,579          16,428
         Thereafter                                       --              --
                                                     ----------     ----------
Total future minimum lease payments                     91,200      $  414,032
                                                                    ==========
Less amount representing interest                       16,624
                                                     ----------
Present value of net minimum lease
  payments                                              74,576
Less current portion                                   (15,311)
                                                     ----------
Long-term capital lease obligation                   $  59,265
                                                     ==========

     Rent expense under operating leases for 2004 and 2003 was $88,777 and $51,051, respectively.

NOTE 4 - INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                                                     2004        2003
                                                   --------    --------
   Federal income taxes
      Current ..................................   $(30,208)   $ 20,209
      Deferred .................................       --          --
   State income taxes
      Current ..................................     (2,630)      4,600
      Deferred .................................       --          --
                                                   --------    --------
   Total .......................................   $(32,838)   $ 24,809
                                                   ========    ========

     A reconciliation of income tax computed at the U.S. statutory rate of 35% to the effective income tax rate is as follows:

                                                  2004            2003
                                                --------         --------
   Statutory rate                                 (35)%             35 %
   State taxes                                     (3)%              6 %
   Surtax benefit                                  --              (18)%
   Permanent differences                            3 %              9 %

                          ZYNEX MEDICAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   Basis difference in property and equipment      (5)%             --
   Net operating loss carryover and other          (3)%              6 %
   Change in valuation allowance                   40 %             --
                                                --------         --------
   Combined effective rate                         (3)%              38%
                                                ========         ========

The components of deferred income taxes at December 31, 2004 are as follows:

   Net operating loss carryovers                $ 424,579
   Basis difference in property and equipment      15,248
                                                ---------
   Total deferred tax asset                       439,827
   Valuation allowance                           (439,827)
                                                ---------
   Total net deferred tax                       $    --
                                                =========

     SFAS 109 requires that all deferred tax balances be determined using the tax rates and limitations expected to be in effect when the taxes will actually be paid or recovered. Consequently, the income tax provision will increase or decrease in the period in which a change in tax rate or limitation is enacted. As of December 31, 2004, the Company had total deferred tax assets of $439,827. The Company recorded a valuation allowance in the full amount of $439,827 at December 31, 2004, against the amount by which deferred tax assets exceed deferred tax liabilities. The valuation reserve at December 31, 2004 has been provided due to the uncertainty of the amount of future taxable income. The Company provides a valuation allowance in the full amount of its deferred tax assets because under the criteria of SFAS No. 109, the Company does not have a basis to conclude that it is more likely than not that it will realize the deferred tax assets.

     The Company has accumulated net operating loss carryforwards of $1,145,653. To the extent not used, the net operating loss carryforwards expire in varying amounts beginning in 2023. As of December 31, 2004, all identified deferred tax assets are reduced by a valuation allowance. Therefore, any additional operating loss carryforwards not recognized would not result in a benefit in the provision for income taxes due to the uncertainty of future realization of those additional loss carryforwards.

NOTE 5 - COMMON STOCK

     During the year ended December 31, 2004, the Company received $230,000 from the sale of 230,000 shares of common stock to certain shareholders in a private placement. The Company has used these proceeds for general working capital requirements.

     On June 4, 2004, the Company sold 685,715 shares of common stock to five investors at $1.75 per share. The proceeds realized from the sale were $897,789, net of offering expenses and the fair value of Broker Warrants issued. In connection with the sales, the Company granted Class A Warrants to purchase an additional 342,859 shares of common stock at $1.75 per share, Class B Warrants to purchase an additional 685,715 shares of common stock at $2.00 per share, Class C Warrants to purchase 22,858 shares of common stock at $.01 per share and Broker Warrants to purchase 45,715 shares of common stock at $.01 per share. The fair value of the Broker Warrants was $132,198 at June 4, 2004 using the Black-Scholes option pricing model.

                          ZYNEX MEDICAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Class B, Class C and Broker's Warrants expire on June 4, 2009. The Class A Warrants expire on the 150th day after the actual effective date during which a registration statement has been available for use by the holder for resale under the Securities Act of 1933 of the common stock issuable upon exercise of the Class A Warrants. The Company's registration statement, filed July 16, 2004 on Form SB-2/A, became effective July 20, 2004.

     Upon exercise of the warrants, the Company is required to pay Warrant Exercise Compensation equal to 10 percent of the cash proceeds payable to the Company. The Company is further required to issue one Broker's Warrant for each 10 shares of Class A, Class B and Class C Warrants exercised by the subscribers.

     During 2004, the Company also issued common stock warrants and options to consultants and a debtor - see Note 2 - Stock-Based Compensation.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

                                BILLING PRACTICES

     In connection with its sales of medical devices, the Company sells disposable supplies used with some of its devices. Prior to March 2004, certain billings to private insurance companies exceeded supplies actually shipped. It is possible that the affected private insurance companies or a governmental agency could assert claims for such overbillings. The Company discontinued this billing practice in March 2004 and has reserved the maximum estimated impact on the collectibility of accounts receivable, approximately $137,000 as of December 31, 2004 and 2003.

                                 MAJOR SUPPLIERS

     During 2004 and 2003, the Company purchased approximately 36% and 56%, respectively, of its entire inventory purchases from one European supplier.

                                 CONCENTRATIONS

     The Company maintains its cash deposits in one bank and one brokerage company cash management account. At December 31, 2004, the Company's cash balance at the bank was not in excess of the FDIC insurance limit.

                              EMPLOYMENT AGREEMENT

     On February 1, 2004, Zynex Medical, Inc. entered into a three-year employment agreement with the Company's President, Chief Executive Officer and former sole shareholder. The agreement expires January 31, 2007 and, if written notice is not given, the agreement will automatically be extended for an additional two-year period. The initial annual base salary under the agreement was $174,000 and may be increased annually at the board of director's discretion. The agreement also provides for a 50% annual bonus if annual net revenue exceeds $2.25 million, medical and life insurance, and a vehicle. The agreement contains a non-compete provision for the term of the agreement that extends for 24 months following termination of the agreement.

                          ZYNEX MEDICAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     On January 1, 2005, the agreement was amended to provide an annual base salary of $144,000 and quarterly bonuses as follows:

         Quarterly Revenue                    Quarterly Bonus
       --------------------------          --------------------
       $0 to $600,000                           $      0
       $600,001 - $800,000                      $ 10,000
       $800,001 - $1,000,000                    $ 25,000
       $1,000,001 and greater                   $ 50,000

The bonus amounts reflected in the above table shall be reduced by one-half if the Company sustains a net loss during the quarter.

NOTE 7 - RELATED PARTY TRANSACTIONS

     The Company provides the President with two automobiles for personal use costing $2,287 per month.

NOTE 8 - SUBSEQUENT EVENT

     On January 3, 2005, the Board of Directors adopted the Zynex Medical Holdings, Inc. 2005 Stock Option Plan. The Plan authorized the issuance of a total of 3,000,000 shares of common stock to both employees and non-employees. Concurrent with the adoption of the Plan, the Company granted 190,000 options to 16 employees at $0.30 per share (the quoted market value per share on January 3, 2005). The options vest at the rate of 25 percent per year and expire ten years from the date of grant.

                          Zynex Medical Holdings, Inc.
                      Condensed Consolidated Balance Sheet
                                 March 31, 2005
                                   (unaudited)

                                     ASSETS

Current Assets:
  Cash and equivalents                                              $      --
  Receivables, less allowance for
    uncollectible accounts of $393,308                                  340,047
  Inventory                                                             385,171
  Prepaid expenses                                                       23,400
  Refundable income taxes                                                 7,844
  Other current assets                                                       35
                                                                    -----------

         Total current assets                                           756,497

Property and equipment, less accumulated depreciation
  of $116,093                                                           229,706
Other assets                                                             10,940
                                                                    -----------

                                                                     $   997,143
                                                                    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Bank overdraft                                                    $    26,192
  Notes payable                                                         113,186
  Capital lease                                                          13,498
  Accounts payable                                                      300,480
  Accrued payroll and payroll taxes                                      86,828
  Other accrued liabilities                                              90,087
                                                                    -----------

         Total current liabilities                                      630,271

Loan from stockholder                                                    12,000
Notes payable, less current maturities                                   40,116
Capital lease, less current maturities                                   55,783
                                                                    -----------

         Total liabilities                                              738,170
                                                                    -----------

                          Zynex Medical Holdings, Inc.
                      Condensed Consolidated Balance Sheet
                                 March 31, 2005
                                   (unaudited)
                                    Continued
                                    ---------


Stockholders' Equity:
  Preferred stock, $.001 par value, 10,000,000 shares
    authorized, no shares issued or outstanding                            --
  Common stock, $.001, par value, 100,000,000 shares
    authorized, 23,070,377 shares issued and outstanding                 23,070
  Additional paid-in capital                                          1,335,233
  Accumulated (deficit)                                              (1,099,330)
                                                                    -----------

         Total stockholders' equity                                     258,973
                                                                    -----------

                                                                     $   997,143
                                                                    ===========

                          Zynex Medical Holdings, Inc.
                 Condensed Consolidated Statements of Operations
                                   (unaudited)


                                                      Quarter ended March 31,
                                                   ----------------------------

                                                       2005            2004
                                                  ------------    ------------
                                                                      (Restated)

Net sales and rental income                        $    544,943    $    262,941
Cost of sales and rentals                                87,112          46,098
                                                   ------------    ------------

         Gross profit                                   457,831         216,843

Operating expenses:
  Selling, general and administrative                   382,040         379,153
  Depreciation                                           16,027           8,614
                                                   ------------    ------------
                                                        398,067         387,767
                                                   ------------    ------------

              Income (loss) from operations              59,764        (170,924)

Interest and other income (expense)                      (3,684)        (16,068)
                                                   ------------    ------------

         Income (loss) before income taxes               56,080        (186,992)

Provision (benefit) for income taxes                       --            (6,375)
                                                   ------------    ------------

         Net income (loss)                         $     56,080    $   (180,617)
                                                   ============    ============

Net income (loss) per common and common
    equivalent share
  Basic                                            $       --      $      (0.01)
                                                   ============    ============
  Diluted                                          $       --      $      (0.01)
                                                   ============    ============

Weighted average number of shares outstanding
  Basic                                              23,070,377      22,198,915
                                                   ============    ============
  Diluted                                            23,136,558      22,198,915
                                                   ============    ============

                          Zynex Medical Holdings, Inc.
                 Condensed Consolidated Statements of Cash Flows
                                   (unaudited)

                                                      Quarter ended March 31,
                                                      ----------------------
                                                         2005        2004
                                                      ---------    ---------
                                                                      (Restated)

Cash flows from operating activities:
  Net income (loss)                                   $  56,080    $(180,617)
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operations:
    Depreciation                                         16,027        8,614
    Issuance of warrants for consulting services           --         61,727
    Changes in operating assets and liabilities:
         Accounts receivable                           (149,956)     (14,869)
         Inventory                                      (65,472)     (46,180)
         Refundable income taxes                          3,847         --
         Other current assets                            (1,359)      (6,439)
         Other assets                                     3,532       (7,837)
         Advances from officers                            --          4,925
         Bank overdraft                                  26,192         --
         Accounts payable                               120,322       54,602
         Income taxes payable                              --         (8,766)
         Accrued liabilities                             21,515      (20,275)
                                                      ---------    ---------

Net cash provided by (used in) operating activities      30,728     (155,115)

Cash flows from investing activities:
  Purchase of equipment                                 (17,238)     (24,040)
                                                      ---------    ---------

Net cash used in investing activities                   (17,238)     (24,040)

Cash flows from financing activities:
  Payments on notes payable and capital lease           (28,568)     (27,845)
  Proceeds from sale of common stock                       --        180,000
  Proceeds from loans payable                              --         27,000

  Proceeds from loan from stockholder                    12,000         --
                                                      ---------    ---------

Net cash provided by (used in) financing activities     (16,568)     179,155
                                                      ---------    ---------

Decrease in cash                                         (3,078)        --

Cash and equivalents at beginning of period               3,078         --
                                                      ---------    ---------


Cash and equivalents at end of period                 $    --      $    --
                                                      =========    =========

Supplemental cash flow information:
  Interest paid                                       $   5,144    $   5,719
  Income taxes paid                                        --          2,391
   Non-cash investing and financing activities -           --         56,332
   Equipment financed with note payable

                          ZYNEX MEDICAL HOLDINGS, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

1.   Nature of Business

     The Company designs, manufactures and markets a line of FDA approved products for the electrotherapy and stroke recovery markets. The Company also purchases electrotherapy devices and supplies from other domestic and international suppliers for resale.

2.   Basis of Presentation

     The accompanying condensed consolidated financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with accounting principles for interim financial information. In the opinion of management, these condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to fairly state the financial position of the Company as of March 31, 2005 and the results of its operations for the three months ended March 31, 2005 and 2004, and its cash flows for the three months ended March 31, 2005 and 2004.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Furthermore, these financial statements should be read in conjunction with Zynex Medical Holdings, Inc.'s audited financial statements at December 31, 2004 included in the Company's Form 10-KSB filed April 15, 2005.

     Certain reclassifications have been made to conform previously reported data to the current presentation. These reclassifications have no effect on net income (loss) or financial position as previously reported.

3.   Stockholders' Equity

     The Company computes net earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share", which establishes standards for computing and presenting net earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and the number of dilutive potential common share equivalents during the period.

     All share and per share amounts presented reflect the 23,070,377 outstanding shares as a result of the February 11, 2004 reverse acquisition, adjusted for subsequent activity.

     Pursuant to the Company's 2005 Stock Option Plan, adopted on January 3, 2005, the Company granted 190,000 options to employees at $0.30 per share of common stock. As of March 31, 2005, 102,500 options remain outstanding under this grant.

====================================================  ==========================

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. This document may only be used where it is legal to sell the securities. The information in this document may
only be accurate on the date of this document.             1,440,003 SHARES
                                                                OF OUR
                                                           OF COMMON STOCK
              TABLE OF CONTENTS

                                               Page
                                               ----

PROSPECTUS SUMMARY                                2
RISK FACTORS                                      3
FORWARD-LOOKING STATEMENTS                        8
USE OF PROCEEDS                                   8
MARKET FOR COMMON EQUITY AND RELATED
  STOCKHOLDER MATTERS                             8         ZYNEX MEDICAL
DIVIDEND POLICY                                   9         HOLDINGS, INC.
BUSINESS                                          9
PROPERTIES                                       15
MANAGEMENT'S DISCUSSION AND ANALYSIS             16
LIQUIDITY AND CAPITAL RESOURCES                  19
LEGAL PROCEEDINGS                                20
MANAGEMENT                                       20
EXECUTIVE COMPENSATION                           21
EMPLOYEE STOCK INCENTIVE PLAN                    22
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS   22
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
  OWNERS AND MANAGEMENT                          22
DESCRIPTION OF SECURITIES                        23
PLAN OF DISTRIBUTION                             24         ----------------
PENNY STOCK                                      26            PROSPECTUS
SELLING STOCKHOLDERS                             26         ----------------
LEGAL MATTERS                                    27
EXPERTS                                          27
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES   27
AVAILABLE INFORMATION                            28
INDEX TO FINANCIAL STATEMENTS                    28           June 1, 2005

====================================================  ==========================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Articles of Incorporation and Bylaws of the Company provide for indemnification of our directors and certain officers for liabilities and expenses that they may incur in such capacities. In general, our directors and certain officers are indemnified with respect to actions taken in good faith and in a manner such person believed to be in our best interests, and with respect to any criminal action or proceedings, actions that such person has no reasonable cause to believe were unlawful. Furthermore, the personal liability of our directors is limited as provided in our Articles of Incorporation.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

NATURE OF EXPENSE                             AMOUNT
-----------------                           ----------

SEC Registration fee                        $   496.96
Accounting fees and expenses                *12,500.00
Legal fees and expenses                     *44,000.00
Printing and related expenses                *5,400.00
                                            ----------
                                TOTAL      *$50,000.00
                                            ==========

     *    Estimated.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

     Except as set forth below, there were no sales of unregistered securities by Zynex Medical Holdings during the past three (3) years:

     On January 18, 2002, we issued 20,000 shares of common stock in satisfaction of approximately $85,000 in payables at December 31, 2001.

     On January 15, 2002, we did a 25 to 1 reverse stock split of our common stock.

     On September 27, 2002, we issued 200,000 post split shares of our common stock to our President for services provided.

     On November 14, 2002, we did a 10 to 1 reverse stock split of our common stock.

     On November 14, 2002, we issued 5,000 post split shares of our common stock to our President for services provided.

     During the year ended September 30, 2002, we issued 152,000 post split shares of common stock in satisfaction of notes payable.

     Effective April 23, 2002, the Company executed an agreement to acquire all the equity of Fox River Graphics, Inc. ("FRG") a privately-held Illinois corporation. In anticipation of the acquisition, the Company converted approximately $575,000 in debt for issuance of approximately 4.6 million (pre-split) shares of common stock and issued, but held in escrow for completion of acquisition, 14 million shares of common stock. During November 2003, the Company abandoned the FRG acquisition, the former creditors agreed to rescind their debt conversion. This resulted in approximately 3.4 million (pre-split) shares being returned to treasury and a renewal of approximately $358,000 in debt on the Company's books. Also the 14 million in anticipation of closing was canceled and returned to treasury.

     During fiscal year 2002, we issued 2,000,000 pre reverse split shares of common stock to Paul F. Beatty, our then President and sole director for past services rendered.

     In January 2003, we issued 20,000,000 post split shares of common stock to Paul Beatty, our then President and sole director for services rendered.

     On December 4, 2003, we issued 10,000,000 shares of common stock to Paul Beatty, our then President and sole director for services rendered.

     On December 16, 2003, we did a 40 to 1 reverse stock split of our common stock. Any certificate less than 100 shares was not subject to the split and no certificate greater than 100 shares was to be reversed below 100 shares.

     On December 18, 2003, we issued 2,000 shares to one of our shareholders for conversion of approximately $85,000 in debt.

     Between January and May 2004, we received $130,000 for common stock subscriptions at $1 per share.

     In January 2004, we issued approximately 2,600,000 shares of common stock were issued for approximately $360,000 in debt.

     Between February and May 2004, we sold 210,000 shares of our common stock to six accredited investors in exchange for $210,000 in cash. These shares were issued to three "accredited investors" within the meaning of Rule 501 and pursuant to Rule 506 of Regulation D under the Securities Act of 1933.

     On February 11, 2004, we issued 19,500,000 shares of our common stock in exchange for all of the issued and outstanding shares of Zynex Medical, Inc. The shares were issued to one accredited investor in a transaction exempt under
Section 4(2) of the Securities Act of 1933, as amended.


     On March 7, 2004, we issued a total of 120,000 warrants to purchase common stock for five years to an employee and two consultants for past services; 110,000 of the warrants are exercisable at $3 per share and 10,000 warrants are exercisable at $.55 per share. The closing market quotation of the stock was $2.75 per share on March 7, 2004.


     On June 4, 2004, we sold 685,715 shares of our common stock in a private placement for $1,030,000 to five accredited investors. In connection with the sale, we issued 342,858 class A warrants, 685,715 class B warrants and 22,858 class C warrants, with each warrant representing the right to purchase one share of our common stock at an exercise price of $1.75, $2.00 and $0.01, respectively, per share until one hundred fifty (150) days after the effective date of this registration statement. The Class A Warrants expire on the 150th day after the actual effective date during which a registration statement has been available for use by the holder for resale under the Securities Act of 1933 of the common stock issuable upon exercise of the Class A Warrants. The Class B, Class C and Broker Warrants expire on June 4, 2009.

     Additionally, in connection with the sale of the 685,715 shares of our common stock, we issued the placement agent five-year warrants to purchases 45,715 shares of our common stock plus a number of shares of our common stock equal to 10% of the number of shares exercised by the class A and B warrant holders, at an exercise price of $0.01 per share.

ITEM 27. EXHIBITS.

     The following exhibits are included as part of this Form SB-2. References to "us" in this Exhibit List mean Zynex Medical Holdings, Inc., a Nevada corporation.

Exhibit No.   Description
-----------   -----------

      3.1 Articles of Incorporation of Ibonzi.com, Inc, incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed January 31, 2002.
      3.2 Articles of Merger of Ibonzi.com, Inc. with and into Ibonzi,com, to effect a migratory merger, incorporated by reference to Exhibit
              2.1 of the Current Report on Form 8-K, filed January 31, 2002.
      3.3 Amendment to Articles of Incorporation of Ibonzi.com, Inc., changing the company's name to China Global Development, Inc., by reference to Exhibit 3.2 of the Company's Current
              Report on Form 8-K, filed January 31, 2002.
      3.4 Certificate of Correction to Amendment to Articles of Incorporation, incorporated by reference to Exhibit 3.3 of the Company's Current Report on Form 8-K, filed January 31, 2002.
      3.5 Amendment to the Articles of Incorporation, changing the Company's name to Arizona Ventures, Inc. and effecting a 1:10 reverse split of common stock, incorporated by reference to Exhibit 3.5 of the Company's registration statement filed on Form SB-2, filed July 6, 2004.
      3.6 Amendment to the Articles of Incorporation, changing the Company's name to Fox River Holdings, Inc., incorporated by reference to
              Exhibit 3.6 of the Company's registration statement filed on Form SB-2, filed July 6, 2004.
      3.7 Amendment to the Articles of Incorporation, effecting a 1:40 reverse split of common stock, incorporated by reference to
              Exhibit 3.7 of the Company's registration statement filed on Form SB-2, filed July 6, 2004.
      3.8 Amendment to the Articles of Incorporation, changing the Company's name to Zynex Medical Holdings, Inc., incorporated by reference to
              Exhibit 3.8 of the Company's registration statement filed on Form SB-2, filed July 6, 2004.
      3.9 Bylaws of the Company, incorporated by reference to Exhibit 3.4 of the Company's Current Report on Form 8-K, filed January 31, 2002.
      4.1 Subscription Agreement, dated as of June 4, 2004, by and among the Company, Alpha Capital Aktiengesellschaft, Stonestreet Limited Partnership, Whalehaven Funds Limited, Greenwich Growth Fund Limited and Ellis International Limited, Inc., incorporated by reference to Exhibit 4.1 of the Company's registration statement filed on Form SB-2, filed July 6, 2004.
      4.2 Form of A Common Stock Purchase Warrant, incorporated by reference to Exhibit 4.2 of the Company's registration statement filed on Form SB-2, filed July 6, 2004.
      4.3 Form of B Common Stock Purchase Warrant, incorporated by reference to Exhibit 4.3 of the Company's registration statement filed on Form SB-2, filed July 6, 2004.
      4.4 Form of C Common Stock Purchase Warrant, incorporated by reference to Exhibit 4.4 of the Company's registration statement filed on Form SB-2, filed July 6, 2004.

      4.5 Escrow Agreement, dated as of June 4, 2004, by and among Zynex Medical Holdings, Inc., Alpha Capital Aktiengesellschaft, Stonestreet Limited Partnership, Whalehaven Funds Limited, Greenwich Growth Fund Limited, Ellis International Limited Inc. and Grushko & Mittman, P.C., incorporated by reference to
              Exhibit 4.5 of the Company's registration statement filed on Form SB-2, filed July 6, 2004.
      5.1 Sichenzia Ross Friedman Ference LLP Opinion and Consent filed on Form SB-2, filed July 6, 2004.
     10.1 Acquisition Agreement, dated as of January 27, 2004, by and among Zynex Medical Holdings, Inc., Zynex Medical, Inc. and Thomas Sandgaard, incorporated by reference to Exhibit 10 of Zynex Medical Holdings, Inc.'s Current Report on Form 8-K, filed February 20, 2004.
     10.2 Thomas Sandgaard Employment Agreement, incorporated by reference to Exhibit 10.2 of the Company's registration statement filed on Form SB-2, filed July 6, 2004.
     10.3 Amendment to Thomas Sandgaard Employment Agreement dated February 1, 2004, incorporated by reference to Exhibit 10.3 of the Form 10-KSB filed on April 15, 2005.
     10.4     Multi-Tenant Lease, dated January 20, 2004, by and between
              First Industrial, L.P., a Delaware limited partnership and Zynex Medical, Inc. a Colorado corporation incorporated by reference to Exhibit 10.4 of the Form 10-KSB filed on April
              15, 2005.
     10.5     2005 Stock Option Plan incorporated by reference to Exhibit
              10.5 of the Form 10-KSB filed on April 15, 2005.
     23.1     Consent of Gordon, Hughes & Banks, LLP (filed herewith).

ITEM 28. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to:

     (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

          (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (4) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

     (5) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Littleton, State of Colorado, on June 1, 2005.


                                 ZYNEX MEDICAL HOLDINGS, INC.

                                 By: /s/ Thomas Sandgaard
                                     -------------------------------------------
                                     Thomas Sandgaard, President,
                                     Chief Executive Officer, and
                                                            Director


                                 By: /s/ Peter J. Leveton
                                     -------------------------------------------
                                     Peter J. Leveton, Chief Financial Officer


     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

         SIGNATURE                          TITLE                     DATE
   ------------------------    ----------------------------------  ------------

   /s/Thomas Sandgaard         President, Chief Executive Officer  June 1, 2005
   ------------------------    and Director
   Thomas Sandgaard


   /s/Peter J. Leveton         Chief Financial Officer             June 1, 2005
   ------------------------
   Peter J. Leveton